EXHIBIT 12.1

 PROVIDIAN CORPORATION AND SUBSIDIARIES
     COMPUTATION OF HISTORICAL RATIO OF
              EARNINGS TO FIXED CHARGES

                                                   Years
                                                   Ended
                                                  Decemb
                                                   er 31
                                           1995    1994    1993    1992    1991
                                                  (Dolla
                                                   rs in
                                                  millio
                                                    ns)
Earnings as Adjusted:
          Pretax income from continuing   $  506       $       $       $       $
                             operations              441    487     452    346
Interest expense, excluding interest on
  banking deposits, annuities and other
  financial products                         114      87      73      81      89
   Portion of rent expense representing
                                    the
  interest factor                              8       7       8       9       5
                               Subtotal      628     535     568     542     440
   Interest expense on banking deposits      105      62      54      65      87
                               Subtotal      733     597     622     607     527
Interest expense on annuities and other
  financial products                       1,005     755     683     704     757
                                  Total   $1,738
                                                  $1,352 $1,305  $1,311 $1,284

Fixed Charges:
  Interest incurred, excluding interest
                               incurred
     on banking deposits, annuities and
                                  other
  financial products                      $  114       $       $       $       $
                                                      87     73      81     89
   Portion of rent expense representing
                                    the
  interest factor                              8       7       8       9       5
                               Subtotal      122      94      81      90      94
  Interest incurred on banking deposits      105      62      54      65      87
                               Subtotal      227     156     135     155     181
     Interest incurred on annuities and
                                  other
  financial products                       1,014     757     686     704     757
                                  Total   $1,241       $       $       $       $
                                                     913    821     859    938


    Ratio of Earnings to Fixed Charges:
Excluding interest on banking
  deposits, annuities, and other
  financial products <F1>                    5.1     5.7     7.0     6.0     4.7
Including interest on
  banking deposits <F2>                      3.2     3.8     4.6     3.9     2.9
Including interest on banking
  deposits, annuities and other
  financial products <F3>                    1.4     1.5     1.6     1.5     1.4

EXHIBIT 12.1 (CONTINUED)

COMPUTATION OF HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES


<F1> For the purpose of computing the ratio of earnings to
fixed charges,      earnings have been calculated by adding
to pretax income from continuing   operations the amount of
fixed charges reduced for capitalized interest    and
increased for amortization of previously capitalized
interest.      Fixed charges consists of interest on debt
and a portion of net rentalexpense, approximately one-third, deemed to represent interest.

<F2> Computation of this ratio is the same as described in
note (1) above except that fixed charges also includes interest on banking deposits.

<F3> Computation of this ratio is the same as described in
note (1) above except that fixed charges also includes interest on banking deposits,annuities and other financial products.


                                Financial Report



                   Management's Discussion and Analysis | 18

           Management's Responsibilities for Financial Reporting | 38

             Report of Ernst & Young LLP, Independent Auditors | 38

                     Consolidated Statements of Income | 39

              Consolidated Statements of Financial Condition | 40

                   Consolidated Statements of Cash Flows | 42

              Consolidated Statements of Shareholders' Equity | 43

                Notes to Consolidated Financial Statements | 44



--------------------------------------------------------------------------------
                       17 | PROVIDIAN 1995 ANNUAL REPORT

Management's Discussion and Analysis

This Management's Discussion and Analysis reviews the consolidated financial condition of Providian Corporation at December 31, 1995 and 1994, the consolidated results of operations for the three years ended December 31, 1995 and, where appropriate, factors that may affect future financial performance. Management's Discussion and Analysis should be read in conjunction with the Consolidated Financial Statements, Notes to Consolidated Financial Statements and Selected Financial Data.

Consolidated Results and Analysis

Providian's 1995 net income was $3.60 per common and common equivalent share (hereinafter called "per common share"), up 19.2% from the $3.02 per common share reported in 1994. Net income per common share for 1994 was down 3.2% from $3.12 in 1993. Excluding a nonrecurring deferred income tax charge of $11.7 million, or $.12 per common share, resulting from the passage of tax legislation in 1993, net income per common share declined 6.8% in 1994 from 1993.

  Net income of $345.3 million in 1995 included net realized investment losses (net of related deferred acquisition cost amortization and taxes) of $46.7 million, or $.49 per common share. These results include pretax losses of $52.8 million from investments and securities and $15.7 million from provisions for mortgage loan losses. Net income in 1994 and 1993 included net realized investment losses of $.73 and $.20 per common share, respectively. The results in 1994 included pretax losses of $26.9 million from investment and securities, provisions for mortgage loan losses of $21.0 million and a $52.4 million nonrecurring first quarter write-off of an impaired investment in a limited partnership.

Pretax Operating Earnings by Business Segment

(Dollars in millions)

The graph below is a stacked bar chart reflecting the Operating Earnings by each Business Segment for the years ended December 31, 1993 through 1995. Total pretax operating earnings appear at the top of each bar.

                        [GRAPH APPEARS HERE]

Business Segment                           1993    1994    1995
----------------                           ----    ----    ----
Providian Bancorp                         $118    $150    $188
Providian Direct Insurance                  98     110     113
Providian Agency Group                     194     182     182
Providian Capital Management               134     137     135
Corporate and Other                        (35)    (32)    (43)
                                          ----    ----    ----
Total Pretax Operating Earnings           $509    $547    $575

  Operating earnings applicable to common shareholders were $4.09 per common share. Operating profitability improved 9.1% in 1995 and 9.0% in 1994, after excluding the nonrecurring deferred income tax charge. Providian Bancorp's outstanding


Selected Financial Data

(Amounts in millions except per common share information)


Year Ended December 31                                                                1995       1994       1993
------------------------------------------------------------------------------------------------------------------
Realized investment gain (loss)                                                    $   (69)   $  (100)   $   (20)
Total revenues                                                                       3,388      2,959      2,879
Cumulative effect of change in accounting principle                                     --         --         --
Net income                                                                             345        301        323

Total assets                                                                       $26,839    $23,613    $22,929
Long-term debt                                                                         721        694        589
Company-obligated mandatorily redeemable preferred securities of Providian LLC         100        100         --
Realized shareholders' equity (a)                                                    2,596      2,431      2,479
Total shareholders' equity (b)                                                       2,961      2,122      2,493
------------------------------------------------------------------------------------------------------------------
Per Common Share:
  Operating earnings (c)                                                           $  4.09    $  3.75    $  3.32
  Income before cumulative effect of change in accounting principle                   3.60       3.02       3.12
  Cumulative effect of change in accounting principle                                   --         --         --
  Net income                                                                          3.60       3.02       3.12
  Realized shareholders' equity (a)                                                  27.52      24.93      23.45
  Total shareholders' equity (b)                                                     31.38      21.75      23.59
  Cash dividends paid                                                                  .90        .80        .73
  Closing market price                                                               40.75      30.88      37.13

Operating return on realized equity (d)                                               15.7%      15.5%      15.0%

Common shares outstanding at year end                                                 94.4       97.5      101.4
Weighted average common and common equivalent shares outstanding                      95.9       99.3      101.1
------------------------------------------------------------------------------------------------------------------

(a) Realized shareholders' equity excludes from total shareholders' equity the net unrealized investment gain (loss) on debt securities and redeemable preferred stocks, net of adjustments for deferred acquisition costs and deferred income taxes.

(b) Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."


--------------------------------------------------------------------------------
                       18 | PROVIDIAN 1995 ANNUAL REPORT
results were the major contributor to the earnings increase in both 1995 and 1994. Providian's mix of businesses and continued ability to identify and implement profit improvement initiatives has allowed for steady earnings growth.

  Operating return on realized equity was 15.7% in 1995, up from 15.5% in 1994 and 15.0% in 1993.

  Consolidated revenues were up 14.5% (1994 -- up 2.8%). Consolidated revenues included pretax net realized investment losses of $68.5 million, $100.3 million and $20.2 million in 1995, 1994 and 1993, respectively. Revenues, as discussed hereinafter, exclude realized investment gains and losses. Revenues on this basis were $3.5 billion, up 13.0% (1994 -- $3.1 billion, up 5.5%) primarily due to increases in investment income and consumer loan servicing fees. The increase in investment income of 16.7% was attributable to higher interest yields on and continued growth in invested assets. Consumer loan servicing fees increased by 21.0% due to higher securitized consumer loan balances at Providian Bancorp. Other income increased by $35.0 million due to growth in fee-based income as the Company continues to focus on building its fee-based businesses. Revenue growth of $160.2 million in 1994 was primarily due to higher yields and deposit growth at Providian Capital Management and an increase in consumer loan servicing fees at Providian Bancorp. Total benefits and expenses were up $363.5 million, or 14.4%, in 1995. Benefit and contract reserves increased by $188.8 million, or 27.0%, during 1995 due to higher credited interest on policyholder balances resulting from the effect of the




The graph below is a stacked bar chart reflecting the Revenues by Business Segment for the years ended December 31, 1993 through 1995. Total revenues appear on the top of each bar.

Revenues by Business Segment

(Dollars in millions)

                [GRAPH APPEARS HERE]

Business Segment                  1993    1994     1995
----------------                -----   -----    -----
Providian Bancorp               $  540  $  592   $  793
Providian Direct Insurance         757     780      786
Providian Agency Group             735     726      743
Providian Capital Management       833     908    1,085
Corporate and Other                 14     (47)     (19)
                                -----   -----    -----
Total Revenues                  $2,879  $2,959   $3,388



significant increase in interest rates during 1994. General, administrative and other expenses were up $130.1 million, or 23.7%, due to growth in business volume and a reduction in the deferral of acquisition costs at Providian Bancorp. This reduction in the deferral of acquisition costs also accounted for much of the 9.9% decrease from the 1994 amortization expense. Interest expense was up $26.1 million, or 30.4%, primarily due to increased levels of short-term borrowings at Providian Bancorp used to fund the significant growth in receivables during 1995.



            1992       1991       1990       1989       1988       1987      1986      1985
---------------------------------------------------------------------------------------------
         $     6    $   (19)   $  (123)   $   124    $    25    $    14    $  169    $    5
           2,838      2,660      2,577      2,500      2,046      1,785     1,640     1,362
              --         --         --        (56)        --         --      (104)       --
             322        250        166        220        190        179       169       134

         $20,588    $18,873    $16,669    $14,970    $12,963    $10,357    $8,295    $6,722
             589        611        386        330        263        288       193       274
              --         --         --         --         --         --        --        --
           2,196      1,947      1,553      1,516      1,258      1,186     1,173     1,074
           2,186      1,931      1,553      1,516      1,258      1,186     1,173     1,074
---------------------------------------------------------------------------------------------

         $  3.18    $  2.89    $  2.57    $  2.23    $  1.91    $  1.66    $ 1.63    $ 1.26
            3.14       2.66       1.70       2.93       2.00       1.74      2.62      1.23
              --         --         --       (.62)        --         --     (1.03)       --
            3.14       2.66       1.70       2.31       2.00       1.74      1.59      1.23
           20.66      18.03      15.66      14.81      12.89      11.51     10.61      9.60
           20.55      17.86      15.66      14.81      12.89      11.51     10.61      9.60
             .66        .60        .54        .50        .47        .44       .41       .39
           36.13      31.81      19.56      26.00      16.38      13.50     15.31     14.69

            16.2%      17.1%      17.0%      16.5%      15.7%      14.4%     16.7%     13.9%

            94.8       92.7       89.6       92.3       89.8       94.4     101.2     101.4
           100.5       90.7       91.8       90.6       91.3       98.4     101.5     101.3
---------------------------------------------------------------------------------------------

(c) Operating earnings per common share exclude from net income applicable to common stock realized investment gains and losses and related deferred acquisition cost amortization, net of taxes.

(d) Operating return on realized equity is computed as operating earnings less dividends on company-obligated mandatorily redeemable preferred securities of Providian LLC and dividends for nonconvertible preferred stock, divided by a rolling four quarter average of total shareholders' equity, exclusive of the nonconvertible preferred stock and the net unrealized investment gain
    (loss) on debt securities and redeemable preferred stocks, net of adjustments for deferred acquisition costs and deferred income taxes.

--------------------------------------------------------------------------------
                       19 | PROVIDIAN 1995 ANNUAL REPORT

Supplemental Earnings Data

(Dollars in millions)


Period Ended December 31                                                  1995    1994    1993    1992    1991
--------------------------------------------------------------------------------------------------------------
Operating earnings before federal income tax (a)                         $ 575   $ 547   $ 509   $ 456   $ 373
Federal income tax on operating earnings before impact on deferred
  taxes due to tax law change                                              177     170     155     130     103
--------------------------------------------------------------------------------------------------------------
Operating earnings before impact of tax law change                         398     377     354     326     270
Federal income tax impact on deferred taxes due to tax law change (b)       --      --      12      --      --
--------------------------------------------------------------------------------------------------------------
Operating earnings                                                         398     377     342     326     270
Realized investment gain (loss), net of tax                                (47)    (69)    (18)      3     (15)
Related amortization, net of tax                                            --      (3)     (1)     (7)     (5)
Dividends on company-obligated mandatorily redeemable preferred
  securities of Providian LLC                                               (6)     (4)     --      --      --
--------------------------------------------------------------------------------------------------------------
Net Income                                                                 345     301     323     322     250
Dividends on nonconvertible preferred stock                                 --       1       7       7       9
--------------------------------------------------------------------------------------------------------------
Net Income Applicable to Common Stock                                    $ 345   $ 300   $ 316   $ 315   $ 241
--------------------------------------------------------------------------------------------------------------

(a) Operating earnings exclude from net income realized investment gains and losses and related deferred acquisition cost amortization, net of taxes, and dividends on company-obligated mandatorily redeemable preferred securities of Providian LLC.

(b) A nonrecurring deferred tax charge of $11.7 million, or $.12 per common share, was recorded as a result of the Omnibus Budget Reconciliation Act of 1993.


Quarterly Financial Data

(Dollars in millions except per common share)

                                                                                         Per Common Share
                                Investment                                            ----------------------
                     Premiums    and Other           Realized   Benefits
                    and Other      Income,         Investment        and       Net    Operating          Net
               Considerations          Net(a)     Gain (Loss)   Expenses    Income     Earnings(b)    Income
------------------------------------------------------------------------------------------------------------
1995
4th Quarter              $292         $584              $  1        $726      $103        $1.08        $1.08
3rd Quarter               297          580               (19)        727        89         1.05          .93
2nd Quarter               311          562               (16)        733        84         1.00          .88
1st Quarter               295          536               (35)        696        69          .96          .72
------------------------------------------------------------------------------------------------------------
1994
4th Quarter              $279         $515              $(40)       $653      $ 69        $ .97        $ .70
3rd Quarter               283          486                (7)        632        86          .95          .87
2nd Quarter               288          473               (16)        627        82          .93          .82
1st Quarter               291          444               (37)        606        64          .90          .62
------------------------------------------------------------------------------------------------------------

(a) Includes investment income, net of expenses, consumer loan servicing fees and other income, net.

(b) Operating earnings per common share exclude from net income applicable to common stock realized investment gains and losses and related deferred acquisition cost amortization, net of taxes.


Quarterly Price Ranges of Common Stock and Dividends Per Common Share

                High     Low   Dividend                             High      Low   Dividend
--------------------------------------------------------------------------------------------
1995                                                1994
4th Quarter   $42.88   $37.75     $.225             4th Quarter   $33.50   $29.88       $.20
3rd Quarter    41.88    34.75      .225             3rd Quarter    34.00    28.63        .20
2nd Quarter    37.50    33.50      .225             2nd Quarter    33.13    28.75        .20
1st Quarter    36.88    30.88      .225             1st Quarter    38.13    31.00        .20
--------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                       20 | PROVIDIAN 1995 ANNUAL REPORT

Results by Business Segment

Providian Bancorp

(Dollars in millions)


Period Ended December 31                                  1995  %Change      1994  %Change      1993  %Change
--------------------------------------------------------------------------------------------------------------
Interest income:
  Loans                                                 $435.4     47.7%   $294.9     (1.9)%  $300.6     (0.3)%
  Investment securities                                   21.7    (19.8)     27.1     67.7      16.2    (28.6)
--------------------------------------------------------------------------------------------------------------
Total interest income                                    457.1     42.0     322.0      1.6     316.8     (2.3)
Interest expense:
  Deposits                                               105.1     48.7      70.7    (16.5)     84.7    (22.0)
  Borrowings                                              52.2     74.7      29.9     45.1      20.6    (30.2)
--------------------------------------------------------------------------------------------------------------
Total interest expense                                   157.3     56.4     100.6     (4.5)    105.3    (23.7)
--------------------------------------------------------------------------------------------------------------
Net interest income                                      299.8     35.4     221.4      4.7     211.5     13.6
Provision for loan losses                                 79.9     58.8      50.3    (14.6)     58.9    (25.4)
--------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses      219.9     28.5     171.1     12.1     152.6     42.4
Other income:
  Loan servicing fees                                    250.2     21.0     206.8     19.7     172.8     23.2
  Late charges, other fees and other                      85.6     36.2      62.8     25.0      50.3     89.4
--------------------------------------------------------------------------------------------------------------
Total other income                                       335.8     24.5     269.6     20.9     223.1     33.7
Other expenses:
  General, administrative and other expenses, net        351.7     40.5     250.3     41.8     176.5     31.4
  Amortization of loan acquisition costs                  16.1    (60.0)     40.4    (50.4)     81.5     76.6
--------------------------------------------------------------------------------------------------------------
Total other expenses                                     367.8     26.5     290.7     12.7     258.0     42.9
--------------------------------------------------------------------------------------------------------------
Pretax earnings                                         $187.9     25.2%   $150.0     27.4%   $117.7     25.9%
--------------------------------------------------------------------------------------------------------------

Description   Providian Bancorp (Bancorp) markets consumer loans, deposit products and other banking services using mail, telephone and other direct response channels. Consumer loans include unsecured credit cards, unsecured revolving lines, revolving home equity loans and a credit card secured by an interest-bearing savings account. In addition to lending products, Bancorp provides money market deposit accounts to retail customers and certificates of deposit to both retail and institutional customers.

Profit Drivers   Key profit drivers for Bancorp's spread-based businesses are portfolio asset growth, the level of credit losses, the cost to acquire customers and pricing (rates offered to borrowers). While cost of funds is also considered an important profit driver for most financial institutions, Bancorp limits its exposure to changes in interest rates through various asset/ liability management strategies (see separate discussion later in this section). As a result of these strategies and the relatively stable cost of funds, the previously mentioned profit drivers have a much stronger influence on the profitability of the spread-based businesses than cost of funds. Key profit drivers for Bancorp's fee-based businesses include the number of customer relationships, pricing, servicing costs, persistency and the cost to acquire customers. By providing value to the customer, Bancorp's strategy is to profitably build sustainable, long-term customer relationships generating both spread- and fee-based income.

Results   Bancorp had another outstanding year in 1995, with continued strong growth in credit card and home equity loan products, as well as growth in fee-based income. The higher earnings were driven by the Primary Lender strategy, which offers custom-tailored services to fulfill the specific needs of individual customers. In 1995 and 1994, the increase in revenues was primarily due to growth in consumer receivable accounts and balances. Bancorp also realized higher fee-based income and improved net credit loss rates in both years. These results were partially offset by increases in expenses due to growth in business volume.

  Total managed loans grew 41.5% to $6.7 billion in 1995 compared to $4.7 billion in 1994. Growth in both 1995 and 1994 resulted from strong customer acceptance of core product offerings such as VISA(R) Gold, marketed via the Primary Lender strategy. Balances for Providian Home Loans, Bancorp's home equity loan product, grew 53.9% to $715.4 million at the end of 1995.

  Loan loss reserves as a percentage of period-end on-balance sheet credit card receivables has decreased slightly over the last three years reflecting the strong credit quality of on-balance sheet portfolios. The on-balance sheet net credit loss rate showed some improvement from prior years and is consistent with Bancorp's performance-based pricing strategies that incorporate credit loss protection into customer pricing. On-balance


--------------------------------------------------------------------------------
                       21 | PROVIDIAN 1995 ANNUAL REPORT

Providian Bancorp
(Dollars in millions)

Period Ended December 31                1995    %Change         1994    %Change         1993   %Change
-------------------------------------------------------------------------------------------------------
Managed loan portfolio: (a)(b)
 Credit card receivables           $ 5,588.9      36.9%    $ 4,083.6      16.3%    $ 3,509.8       7.6%
 Equity lines of credit                715.4      53.9         465.0      48.8         312.4      43.7
 Other consumer loans                  243.0      46.5         165.8      32.5         125.2     103.0
 Credit card receivables held
  for securitization                   123.3       N/A            --       N/A            --       N/A
-------------------------------------------------------------------------------------------------------
Total managed loans                  6,670.6      41.5       4,714.4      19.4       3,947.4      11.5
Securitized credit card
 receivables                        (3,485.9)     47.2      (2,368.7)     18.2      (2,004.4)     12.9
-------------------------------------------------------------------------------------------------------
Total on-balance sheet loans       $ 3,184.7      35.8%    $ 2,345.7      20.7%    $ 1,943.0      10.1%
-------------------------------------------------------------------------------------------------------
On-balance sheet credit card
 receivable statistics: (c)
 Average credit card
  receivables                      $ 1,989.1      46.2%    $ 1,360.6      (7.5)%   $ 1,470.9       1.0%
 Net credit losses incurred             58.6      28.3          45.6     (24.5)         60.4      (7.2)
 Net credit loss rate (d)               2.94%                   3.35%                   4.11%
 Delinquency rate (e)                   2.41%                   2.25%                   2.20%
Managed credit card receivable
 statistics:
 Average credit card
  receivables                      $ 4,870.6      34.7%    $ 3,617.0       8.7%    $ 3,326.6       5.7%
 Net credit losses incurred            218.8      28.6         170.2      (0.4)        170.9      (1.3)
 Net credit loss rate (d)               4.49%                   4.71%                   5.14%
 Delinquency rate (e)                   3.22%                   2.97%                   2.90%
 Net interest margin (f)               12.43%                  13.55%                  14.05%
-------------------------------------------------------------------------------------------------------

(a) Credit cards include unsecured revolving lines of credit. Other consumer loans include Secured Card loans and insurance premium financing loans.

(b) Securitized credit card receivables, which are sold without recourse, are off-balance sheet.

(c) On-balance sheet credit card receivable statistics exclude credit card receivables held for securitization.

(d) Net credit loss rate reflects annualized principal amounts written off, less recoveries, as a percentage of average credit card receivables.

(e) Delinquencies represent credit card receivables which are 31 days or more past due at period end.

(f) Net interest margin on managed credit card receivables is computed as interest income, less interest expense, divided by average managed credit card receivables.

sheet credit card receivable delinquencies, consisting of past due loans 31 days or more, have increased slightly but are in line with Bancorp's expectations considering seasonal and other trends. The net credit loss rate for managed credit cards has improved over the last two years primarily due to strong receivable growth.

  Bancorp has engaged in non-recourse sales of its consumer loans through securitization since 1989. Securitization, the process of selling a pool of assets to investors, is used by Bancorp as a tool to manage growth within banking regulatory guidelines as well as to manage capital more efficiently and provide an alternative source of funding to support continued business growth. These sales occur on a non-recourse basis, which means the investors cannot look to Bancorp to make up credit losses experienced by the portfolio. Securitized loan balances are removed from the balance sheet for financial and regulatory purposes. Bancorp continues to service the loans and earns fee income generated by the pool in excess of the contractual amounts paid to investors. The amount of fee income earned by Bancorp is dependent on a number of factors including the total balance in the pool and the level of credit losses in the pool. During 1995, Bancorp continued to utilize the Master Trust created in 1993 and securitized $1.5 billion in credit card receivables from the Trust. In addition, Bancorp created a new facility to provide for the securitization of credit card receivables on a revolving basis through the issuance of commercial paper. As of December 31, 1995, $125 million of credit card receivables had been securitized using this facility. Total securitized balances at year end were $3.5 billion.

  Overall, the objective of Bancorp's asset/liability management process is to provide maximum levels of net interest income, while limiting interest rate and liquidity risk to acceptable levels and facilitating funding needs. As part of this process, Bancorp monitors and projects changes in the level of assets due to customer activity on outstanding and newly issued products. Projected changes in asset levels are monitored on a daily and weekly basis and are used to determine the level of funding required during a particular period. Bancorp has a policy of monitoring and managing the amount of funding that matures during a particular period (weekly or monthly), as well as managing the level of individual customer concentrations in the portfolio. As a grandfathered institution under the Competitive Equality Banking Act of 1987 (CEBA), First Deposit National Bank (FDNB) must limit average on-balance sheet asset growth to 7% per annum. Balance sheet structure, particularly funding sources to be replaced by securitized loans, is managed as part of the planning for the size and timing of the transactions. FDNB has complied with CEBA growth constraints since its inception. Bancorp utilizes other subsidiaries, which are not subject to the CEBA growth constraints, to also fund its growth in receivables.

--------------------------------------------------------------------------------
                       22 | PROVIDIAN 1995 ANNUAL REPORT


(Dollars in millions)
Period Ended December 31                                     1995   %Change       1994   %Change       1993   %Change
---------------------------------------------------------------------------------------------------------------------
Reserves for possible credit losses by product: (a)
 Credit card receivables                                 $   83.6     19.2%   $   70.1     (1.8)%  $   71.4    (10.8)%
 Equity lines of credit and other consumer loans              9.8     61.0         6.1     67.6         3.7     25.9
---------------------------------------------------------------------------------------------------------------------
Total reserves for possible credit losses                $   93.4     22.6%   $   76.2      1.5%   $   75.1     (9.5)%
---------------------------------------------------------------------------------------------------------------------
Reserves as a percent of period-end on balance-sheet
 credit card receivables (b)                                 3.97%                4.09%                4.74%
---------------------------------------------------------------------------------------------------------------------
Banking deposits:
 Savings deposits                                        $  482.1     22.4%   $  393.9      8.3%   $  363.7      4.3%
 Time and CDs less than $100,000                            562.5      8.4       519.0     31.3       395.3      4.1
 CDs of $100,000 or greater:
  0-3 months                                                436.9     (1.4)      442.9    (14.4)      517.6      6.2
  3-12 months                                               458.6     85.8       246.8     (7.3)      266.1     36.0
  1-5 years                                                 217.7      N/M        77.8      N/M        10.7    (54.5)
---------------------------------------------------------------------------------------------------------------------
Total CDs of $100,000 or greater                          1,113.2     45.0       767.5     (3.4)      794.4     12.5
---------------------------------------------------------------------------------------------------------------------
Total banking deposits                                   $2,157.8     28.4%   $1,680.4      8.2%   $1,553.4      8.3%
---------------------------------------------------------------------------------------------------------------------
Total revenues (c)                                       $  792.9     34.0%   $  591.6      9.6%   $  539.9     10.0%
---------------------------------------------------------------------------------------------------------------------
Assets                                                   $3,285.7     40.1%   $2,344.8     17.1%   $2,002.0      1.4%
---------------------------------------------------------------------------------------------------------------------

(a) Reserve for possible credit losses relates only to Bancorp's on-balance sheet loans, excluding credit card receivables held for securitization.

(b) On-balance sheet credit card statistics exclude credit card receivables held for securitization.

(c) Revenues exclude realized investment gains and losses.

  Bancorp structures its deposit maturities to fund current assets and, in the event of securitization of assets, to comply with asset growth restrictions imposed by banking laws. Bancorp accesses funds from a variety of sources with varying interest rate structures and terms, including Federal Deposit Insurance Corporation insured retail money market accounts and certificates of deposit, wholesale certificates of deposit, short-term borrowings that include bank notes and term Federal funds, as well as the asset securitization program. Such funding diversification provides flexibility, continuity and availability of funds at optimal prices.

  Bancorp's operations are subject to interest rate risk to the extent that changes in rates could impact its cost of funds and net interest margin. As a result, Bancorp uses interest rate swap and cap agreements to manage the risk associated with the repricing characteristics of its interest-earning assets and interest-bearing liabilities. These interest rate agreements are used to modify the interest rate characteristics of the underlying asset or liability in order to decrease the interest rate risk to a level deemed appropriate by management. Due to the effective use of these types of interest rate agreements, Bancorp's net interest margin is largely insulated from rapid changes in interest rates, and therefore is expected to remain relatively stable in the current interest rate environment.

  Bancorp is exposed to counterparty credit risk associated with these derivative financial instruments. These derivatives are traded "over-the-counter" with highly rated, nationally recognized financial institutions and dealers that carry at least investment grade ratings. Additionally, Bancorp manages its credit risk by closely monitoring and limiting its exposure to each counterparty.

Outlook Bancorp has been successful with its business diversification strategy, and has become a multi-market, multi-product provider of financial services. Bancorp has diversified its sources of earnings in a number of ways, including fee income from various fee-based products, a "universal" unsecured offer appealing to both revolving borrowers and higher volume credit card purchasers (Primary Lender), fee- and spread-based income on the Secured Card product and spread-based income from Providian Home Loans. Bancorp has also continued to protect and grow its unsecured spread business despite increasing industry competition. This has been accomplished by expanding the Primary Lender strategy to new market segments, while also enhancing customer relationships with fee-based products and improved value-added services.

  Going forward, Bancorp will continue its focus on achieving growth in assets and income in its traditional consumer loan businesses by adding new Primary Lender, Secured Card and Providian Home Loans customer relationships while controlling costs and managing credit quality. This business should continue to diversify into niche markets where it can leverage its capabilities.

--------------------------------------------------------------------------------
                       23 | PROVIDIAN 1995 ANNUAL REPORT


Providian Direct Insurance
(Dollars in millions)

Period Ended December 31                              1995   %Change      1994    %Change      1993   %Change
----------------------------------------------------------------------------------------------------------------
Premiums:
 Life                                               $320.3       4.1%     $307.6       2.9%    $298.9      27.2%
 Health                                              180.1      (3.2)      186.1      (6.0)     198.0       8.1
 Property and Casualty                               174.8      (0.9)      176.5      22.7      143.7       2.7
 Other                                                 6.5       0.2         6.4      (9.8)       7.1     (17.0)
----------------------------------------------------------------------------------------------------------------
Total premiums                                       681.7       0.8       676.6       4.5      647.7      14.3
Investment and other income, net                     104.8       1.6       103.1      (5.8)     109.5      30.1
----------------------------------------------------------------------------------------------------------------
Total revenues (a)                                   786.5       0.9       779.7       3.0      757.2      16.3
Benefits and expenses:
 Benefits and reserves                               451.8       1.1       446.8       8.1      413.3      15.7
 Commissions, net                                     18.0      (4.1)       18.7       4.9       17.9      32.0
 General, administrative and other expenses, net      93.2      (8.4)      101.7     (14.0)     118.2      16.4
 Amortization (a)                                    111.0       8.3       102.5      (6.7)     109.9      16.9
----------------------------------------------------------------------------------------------------------------
Total benefits and expenses                          674.0       0.6       669.7       1.6      659.3      16.4
----------------------------------------------------------------------------------------------------------------
Pretax earnings: (b)
 Life                                                 72.1      11.9        64.5      14.1       56.5      39.9
 Health                                               36.5     (12.6)       41.8      (8.8)      45.8       6.0
 Property and Casualty                                 9.3      (8.6)       10.1      23.8        8.2      24.1
 Other                                                (5.4)     16.0        (6.4)     49.4      (12.6)      N/M
----------------------------------------------------------------------------------------------------------------
Pretax earnings                                     $112.5       2.3%     $110.0      12.4%    $ 97.9      15.8%
----------------------------------------------------------------------------------------------------------------

(a) Revenues exclude realized investment gains and losses, and amortization expense excludes acquisition cost amortization related to investment gains and losses.

(b) Pretax earnings exclude realized investment gains and losses and related deferred acquisition cost amortization.


Description Providian Direct Insurance (PDI) markets Life, Health and personal lines Property and Casualty insurance and related fee-based products to individuals directly and through third-party organizations primarily using television, direct mail and telephone. PDI also markets its products to retired and active duty military service personnel through an agency field force of an operating subsidiary, Academy Insurance Group (Academy). Academy has the endorsement of the Non Commissioned Officers Association (NCOA), providing its agents/counsellors with preferred access to military personnel.

Profit Drivers The more significant profit drivers for PDI's business include the overall level of sales and persistency as well as claims and operating expense management. PDI's practice is to design profitability into its products through its underwriting and rate structuring activities, while actively managing its markets. This approach includes first looking for high-potential markets and then identifying the types of products that can profitably serve needs in those markets.

Results Pretax earnings in 1995 increased due to growth in fee income and investment income and lower expenses as a result of a continuing focus on cost management. For example, PDI consolidated certain operations into its home office during the year as a means of reducing overall costs and creating operating efficiencies. The 1994 increase in pretax earnings was due primarily to a strong focus on profit improvement initiatives, including premium rate increases for several life and health products, an ongoing emphasis on persistency improvement and cost management, and a 1993 loss on discontinued businesses.

 Total PDI revenues were up from 1994 reflecting increases in Life premium income, revenue from fee-based products and higher investment income. Focus on the sales process to improve market selection, testing and customer management resulted in increased sales in 1995, driven by a significant improvement in Health sales to new customers in the direct response channels and fee-based product sales. Life premium income grew due to increased sales and the 1995 acquisition of a block of business. Health premiums declined from continued lapsation of the business due to the attrition of an in force block of supplemental Medicare product. Overall, Property and Casualty premium income declined due to withdrawing from the homeowners business and repositioning the military auto and agency businesses; however, premiums from direct auto, the core product offerings, improved substantially over 1994. While premium growth slowed in 1995, enhanced customer conservation programs have partially offset the weaker sales levels in 1994 and 1993 by improving persistency.

  Life pretax earnings in 1995 were up primarily due to higher investment income on asset growth, and lower expenses resulting from cost management initiatives and lower claims expense due to tighter underwriting controls. Life pretax earnings in 1994 increased due to reduced spending and increased premium volume resulting from improved persistency and rate increases.

  Health pretax earnings declined as increased sales, increased retention efforts and expense management were not enough to offset lapsation of existing business. Overall Health premiums declined due to attrition of the in force block of supplemental Medicare product. In addition, attrition was above pricing

--------------------------------------------------------------------------------
                       24 | PROVIDIAN 1995 ANNUAL REPORT


(Dollars in millions)

Period Ended December 31                              1995   %Change        1994   %Change        1993   %Change
-----------------------------------------------------------------------------------------------------------------
Annualized premium sales:
 Life                                             $   57.2       3.3%   $   55.3     (7.7)%   $   59.9      22.0%
 Health                                               36.4      33.5        27.3     39.8         19.6     (14.2)
 Fee-based health products                             6.5      33.0         4.9      N/A           --       N/A
 Property and Casualty                                32.4       6.7        30.3      72.2        17.6      53.1
-----------------------------------------------------------------------------------------------------------------
Total annualized premium sales                    $  132.5      12.4%   $  117.8      21.4%   $   97.1      16.4%
-----------------------------------------------------------------------------------------------------------------
Property and Casualty net written premiums        $  176.7       0.9%   $  175.1      20.0%   $  145.8       3.7%
-----------------------------------------------------------------------------------------------------------------
Life margin on premium                                22.5%                 21.0%                 18.9%
Health margin on premium and fee-based income         19.8%                 22.3%                 23.1%

Property and Casualty ratios:
 Loss/LAE                                             81.6%                 80.7%                 81.2%
 Expense                                              22.1                  22.7                  23.9
-----------------------------------------------------------------------------------------------------------------
Combined ratio                                       103.7%                103.4%                105.1%
-----------------------------------------------------------------------------------------------------------------
Assets                                            $2,298.1      11.8%   $2,056.4      (1.2)%  $2,080.9      28.8%
-----------------------------------------------------------------------------------------------------------------



expectations for two new products offered in 1995, although initial response to the products was favorable. One of these products is no longer being marketed and the second is being reconfigured for a 1996 offering. Partially offsetting the attrition is a Medicare preferred provider program that enables customers to receive supplemental coverage when they use contracted providers. In addition, sales of fee-based products grew $1.6 million from 1994 as these products were well received by customers. In 1994, Health earnings decreased due to lower premium volume partially offset by lower spending.

  Property and Casualty pretax earnings were down slightly from 1994. The results reflect a strategic repositioning of the military auto business. The increase in Property and Casualty earnings in 1994 was primarily due to improved loss experience in the direct response auto business and continued cost containment efforts. The combined ratio (the primary profit measure for the property and casualty business) represents the relationship of losses and expenses to premiums. The combined ratio was higher in 1995 reflecting the cost of exiting non-core businesses, investing in new technology programs, primarily in fraud detection, and the cost of consolidating operations.

Outlook PDI's three primary markets, ordinary life, supplemental health and personal auto insurance, remain the most profitable segments of the overall insurance industry. Given the success of direct response, more competitors are entering this channel to increase profitable sales, leading to increased competition for traditional "low-cost" television advertising. To provide additional sources of income, PDI will opportunistically expand products through the partner channel.

  During 1996, television economics and/or volume may prove unacceptable income generators because of station access problems and fewer viewers on traditional target channels due to the Olympics and presidential campaigns. The continued military downsizing and base closings also represent an external risk present in our military Life and Property and Casualty businesses. PDI has made the decision to no longer market homeowners insurance, the earnings of which are more volatile.

  Continuous intense focus on the direct marketing channel and targeted distribution through partner channels should provide the foundation for achievement of PDI's business strategies. Management believes that the ability to attract sufficient leads, convert them quickly, and provide excellent service and additional value-adding offers over time will be critical to PDI's success. Management is in the process of developing and testing direct offer models which are customized insurance offers designed to meet individual customer needs. These "universal" models are patterned after Bancorp's Primary Lender strategy. Management anticipates these models will improve PDI's direct response marketing capabilities and premium growth. Property and Casualty results should continue to be favorably impacted by risk management initiatives to re-underwrite existing contracts, reprice new business and implement fraud detection programs and other claims savings initiatives.

--------------------------------------------------------------------------------
                       25 | PROVIDIAN 1995 ANNUAL REPORT


Providian Agency Group

(Dollars in millions)

Period Ended December 31                              1995  %Change      1994   %Change      1993  %Change
-----------------------------------------------------------------------------------------------------------
Premiums:
 Life                                               $359.6      3.4%   $347.8       1.0%   $344.4      3.7%
 Health                                               59.6     (4.5)     62.4      (4.7)     65.5      1.3
 Other                                                28.1     (6.8)     30.1     (19.3)     37.3     (7.2)
-----------------------------------------------------------------------------------------------------------
Total premiums                                       447.3      1.6     440.3      (1.5)    447.2      2.4
Investment and other income, net                     295.8      3.4     286.0      (0.6)    287.6     (0.9)
-----------------------------------------------------------------------------------------------------------
Total revenues (a)                                   743.1      2.3     726.3      (1.2)    734.8      1.1
Benefits and expenses:
 Benefits and reserves                               342.8      2.8     333.5       0.7     331.2      1.2
 Commissions, net                                     55.5      9.4      50.7      (0.7)     51.1    (11.9)
 General, administrative and other expenses, net      73.9      1.4      72.9      (2.2)     74.6     (0.5)
 Amortization (a)                                     88.8      1.8      87.2       3.5      84.2     10.0
-----------------------------------------------------------------------------------------------------------
Total benefits and expenses                          561.0      3.1     544.3       0.6     541.1      0.8
-----------------------------------------------------------------------------------------------------------
Pretax earnings: (b)
 Life                                                175.9     (1.8)    179.0      (3.6)    185.7      1.4
 Health                                                2.9    (28.4)      4.0       3.8       3.9     52.6
 Other                                                 3.3      N/M      (1.0)      N/M       4.1     (9.7)
-----------------------------------------------------------------------------------------------------------
Pretax earnings                                     $182.1      0.0%   $182.0      (6.0)%  $193.7      1.8%
-----------------------------------------------------------------------------------------------------------

(a) Revenues exclude realized investment gains and losses, and amortization expense excludes acquisition cost amortization related to investment gains and losses.

(b) Pretax earnings exclude realized investment gains and losses and related deferred acquisition cost amortization.


Description Providian Agency Group (PAG) markets traditional and interest-sensitive individual life and health insurance products and related services through home service representatives of PAG's principal operating subsidiaries, including Commonwealth Life Insurance Company (Commonwealth Insurance), Peoples Security Life Insurance Company (Peoples Security Insurance) and Capital Security Life Insurance Company (Capital Security Insurance). PAG is a market-focused distributor of insurance products committed to meeting the needs of low- and middle-income families, primarily in the Southeastern and Mid-Atlantic states. In addition, PAG leverages its insurance capabilities by marketing insurance products in partnerships with several third-party insurance and marketing organizations.

Profit Drivers Premium growth, interest spreads, spending levels and underwriting margins are key drivers of PAG's profitability. Premium growth is driven by three important factors: the number and retention of agents in the field, agent productivity and policy persistency. The individual life insurance business is a mature market in which first year premiums are expected to grow slowly as the primary insurance-buying population decreases slightly over the next several years. In response, PAG has reduced its spending levels by streamlining operations and strengthening its risk management capabilities. PAG has also been successful in retaining its current business and in generating a relatively stable stream of earnings.

Results PAG pretax earnings were essentially even with 1994 as Life premium growth and the continued benefit of cost management initiatives were offset by higher mortality levels, resulting from an unusual number of large claims during the first half of 1995. Life pretax earnings, which account for more than 96% of PAG's 1995 income, increased for the same reasons noted above. Pretax earnings decreased in 1994 primarily due to lower interest spreads and lower earnings on certain marketing partnerships, partially offset by reduced operating costs.

  Revenues increased primarily due to Life premium growth and higher investment income. Net investment and other income increased due to growth in invested assets. The decrease in revenues in 1994 reflected declining investment yields and certain

--------------------------------------------------------------------------------
                       26 | PROVIDIAN 1995 ANNUAL REPORT


(Dollars in millions)

Period Ended December 31                                            1995    %Change         1994    %Change         1993    %Change
------------------------------------------------------------------------------------------------------------------------------------
Annualized premium sales:
 Life                                                           $   64.9      (0.1)%    $   65.0     (10.9)%    $   73.0     (13.5)%
 Health                                                              6.3     (12.3)          7.2     (20.3)          9.0      28.8
 Fee-based health product (a)                                        5.3       N/A            --       N/A            --       N/A
------------------------------------------------------------------------------------------------------------------------------------
Total annualized premium sales                                  $   76.5       6.0%     $   72.2     (12.0)%    $   82.0     (10.2)%
------------------------------------------------------------------------------------------------------------------------------------
Annualized premium termination rates:
 Life                                                               14.3%                   14.5%                   16.2%
 Health                                                             14.3                    14.8                    17.2
------------------------------------------------------------------------------------------------------------------------------------
Total Life and Health termination rates                             14.3%                   14.5%                   16.3%
------------------------------------------------------------------------------------------------------------------------------------
Total termination rates, including fee-based product (a)            14.5%                   14.5%                   16.3%
------------------------------------------------------------------------------------------------------------------------------------
Annualized premium gain rates:
 Life                                                                1.7%                    1.8%                    2.5%
 Health                                                             (2.3)                   (1.2)                   (0.2)
------------------------------------------------------------------------------------------------------------------------------------
Total annualized Life and Health premium gain rates                  1.3%                    1.5%                    2.2%
------------------------------------------------------------------------------------------------------------------------------------
Total annualized premium gain rates, including fee-based
 product (a)                                                         2.2%                    1.5%                    2.2%
------------------------------------------------------------------------------------------------------------------------------------
Assets                                                          $5,291.8      16.1%     $4,556.3      (2.7)%    $4,682.5      12.3%
------------------------------------------------------------------------------------------------------------------------------------
(a) Includes a fee-based product (i.e., First Health Advantage/(SM)/) introduced during June 1995

terminated marketing partnerships, partially offset by growth in Life premium in force. The decrease in net investment income in 1994 was due to increased bond and mortgage payoffs requiring reinvestment in lower yielding investments, which more than offset PAG's invested asset growth. Total 1995 sales increased due to the introduction of First Health Advantage/SM/ (FHA), a fee-based product, and strong partnership sales. The successful introduction of the FHA product has indicated that both the agent field force and customers have a need for non-insurance financial products. This product is designed to be a door opener for the agent force; however, PAG must guard against potential displacement of sales of its traditional insurance products. Sales of fee-based products in 1995 more than offset a decline in Life and Health sales. Life sales in 1994 decreased by 10.9% from 1993, primarily from a reduction in the number of working agents, which was undertaken to increase the volume of business serviced by each agent.

 Although sales were down slightly for insurance products in 1995 and 1994, PAG has been successful in retaining the in force business. The Life and Health termination rates reflect PAG's continued emphasis on conserving the in force block of business.

Outlook Despite the characterization of the insurance market as mature, PAG believes enhanced premium and profitability growth can be achieved through strengthened consumer marketing approaches. PAG is in the process of developing and implementing a growth strategy to capitalize on premium growth capacity that exists within the current field structure. This strategy focuses on achieving a greater proportion of sales from new customers, opening new homes through innovative sources of leads and by marketing an expanded portfolio of financial products. During 1995, PAG began to test leads generated by PDI and expects to fully implement a profitable lead sharing program with PDI in 1996. The success of FHA in 1995 provided experience that will be leveraged as additional non-insurance financial products are tested and implemented. This growth strategy also encompasses refined segmentation approaches responsive to local markets, as well as improving field operational performance through more consistent execution. Additionally, PAG will continue to focus on reducing operating costs and refining its risk management activities in order to improve profitability.

--------------------------------------------------------------------------------
                       27 | PROVIDIAN 1995 ANNUAL REPORT


Providian Capital Management

(Dollars in millions)

Period Ended December 31                               1995   %Change       1994    %Change     1993    %Change
---------------------------------------------------------------------------------------------------------------
Premiums                                           $   65.6      N/M      $ 24.7    (65.3)%   $ 71.1    (35.4)%
Investment and other income, net                    1,019.1     15.4%      883.4     16.0      761.7      2.6
---------------------------------------------------------------------------------------------------------------
Total revenues (a)                                  1,084.7     19.4       908.1      9.0      832.8     (2.3)
Benefits and expenses:
 Benefits and reserves                                856.2     25.6       681.5     12.1      608.0     (8.0)
 Commissions, net                                      11.3      N/M         4.1    (36.0)       6.4     22.6
 General, administrative and other expenses, net       47.3      8.6        43.6     (4.3)      45.5     (1.1)
 Amortization (a)                                      34.9    (17.6)       42.3      9.1       38.8     93.2
---------------------------------------------------------------------------------------------------------------
Total benefits and expenses                           949.7     23.1       771.5     10.4      698.7     (4.6)
---------------------------------------------------------------------------------------------------------------
Pretax earnings: (b)
 Spread-based                                         118.6     (9.2)      130.7     (0.4)     131.3     10.2
 Fee-based                                             16.4      N/M         5.9      N/M        2.8      N/M
---------------------------------------------------------------------------------------------------------------
Pretax earnings                                    $  135.0     (1.1)%    $136.6      1.9%    $134.1     11.6%
---------------------------------------------------------------------------------------------------------------

(a) Revenues exclude realized investment gains and losses, and amortization expense excludes acquisition cost amortization related to investment gains and losses.

(b) Pretax earnings exclude realized investment gains and losses and related deferred acquisition cost amortization.


Description Providian Capital Management (PCM) is responsible for the marketing and management of spread- and fee-based retirement and savings products issued through the Company's life insurance subsidiaries as well as the management of all insurance-related invested assets. In the spread-based management business, PCM receives deposits from customers, and in most situations, guarantees to return the full principal plus interest at a specified or formula-driven rate. These funds are invested to earn income and capital appreciation sufficient to cover customer guarantees, pay expenses and produce a profit. In the fee-based business, PCM assumes little, if any, investment risk. Fee-based products provide certain liquidity and withdrawal benefits or tax advantages to customers but generally do not guarantee the performance of underlying assets.

  PCM offers a broad array of financial products, including floating and fixed rate guaranteed investment contracts (GICs), Trust GIC (synthetic GICs) and separate account products offered to Group customers, including pension funds, banks, mutual funds and other organizations. These contracts have stated as well as indeterminant maturities. PCM markets Individual annuities which include fixed and variable contracts and immediate life annuities (primarily structured settlements) to customers through banks, securities brokerage firms, financial planners and third-party marketing organizations.

Profit Drivers The level of PCM's profits is a function of a number of business and economic factors which may change in importance from time to time given market conditions and management's perspective of and tolerance for risk.

  Profits on spread-based products represent the excess of investment earnings over the interest credited on policyholder deposits and related costs. Profits are primarily driven by changes in interest rates, product growth, mix of assets and liabilities, credit experience and spending levels. Interest rate exposure is controlled through asset/liability strategies designed to appropriately manage the estimated durations of both assets and liabilities (explained on pages 30 through 32). To control credit risk, PCM maintains strict underwriting standards and emphasizes a diverse investment portfolio. The current asset/liability mix will result over time in lower spread margins in a rising interest rate environment and higher spread margins in a falling interest rate environment.

  In order to mitigate the risks and profit variability in spread-based products, PCM is reducing its interest rate risk and strategically moving toward a higher concentration of fee-based products. Profits for these products will be driven by PCM's ability to continue to aggressively grow the business, maintain fee income margins, achieve economies of scale and control operating costs.

Results PCM's 1995 pretax earnings were down slightly from 1994, primarily due to lower net interest margins partially offset by modest spread-based product growth, income on substantial fee-based product growth and reduced amortization of acquisition costs. Earnings in 1994 were slightly higher than 1993 as a result of higher product volumes, higher yields on invested assets and the absence of the one-time reverse mortgage

--------------------------------------------------------------------------------
                       28 | PROVIDIAN 1995 ANNUAL REPORT


(Dollars in millions)

Period Ended December 31                                       1995   %Change         1994   %Change         1993   %Change
----------------------------------------------------------------------------------------------------------------------------
Policyholder deposits on-balance sheet:
 Spread-based:
  Group                                                   $ 6,857.8     (7.5)%   $ 7,417.5     11.8%    $ 6,635.0      14.5%
  Individual                                                5,783.2     11.6       5,181.7     (0.4)      5,203.1       7.5
----------------------------------------------------------------------------------------------------------------------------
Total spread-based                                         12,641.0      0.3      12,599.2      6.4      11,838.1      11.3
 Fee-based                                                  1,637.3     61.7       1,012.4     24.0         816.7      99.0
----------------------------------------------------------------------------------------------------------------------------
Total policyholder deposits on-balance sheet               14,278.3      4.9      13,611.6      7.6      12,654.8      14.6
Fee-based products off-balance sheet                       12,490.4     41.4       8,836.4     88.3       4,692.5       N/M
----------------------------------------------------------------------------------------------------------------------------
Total policyholder deposits and other fee-based
 products                                                 $26,768.7     19.2%    $22,448.0     29.4%    $17,347.3      37.7%
----------------------------------------------------------------------------------------------------------------------------
Change in policyholder deposits and fee-based
 products:
 Spread-based                                             $    41.8               $  761.1               $1,204.4
 Fee-based                                                    624.9                  195.7                  406.3
 Fee-based products off-balance sheet                       3,654.0                4,143.9                3,134.9
----------------------------------------------------------------------------------------------------------------------------
Total change in policyholder deposits and fee-based
 products                                                 $ 4,320.7              $ 5,100.7              $ 4,745.6
----------------------------------------------------------------------------------------------------------------------------
Mean spread-based policyholder deposits                   $12,910.9      3.3%    $12,502.0      8.7%    $11,499.2      12.9%
Margin on mean spread-based policyholder deposits
 (basis points)                                                  92                    105                    114
----------------------------------------------------------------------------------------------------------------------------
Assets                                                    $14,499.7      9.2%    $13,279.7      2.7%    $12,931.9      13.4%
----------------------------------------------------------------------------------------------------------------------------


shutdown costs experienced in 1993, offset by higher credited rates to customers. Revenues, driven primarily by investment income earned on spread-based products and fees earned on fee-based products, have trended up in both 1995 and 1994 as a result of higher product balances and investment yields.

  Spread-based profit margins (defined as the ratio of pretax earnings to mean spread-based products) were 92 basis points in 1995, down from 1994 and 1993. This trend is due to the negative impact of rising interest rates during 1994 which continued into early 1995. Spread-based margins recovered over the latter half of 1995 as the decline in interest rates in 1995 began to take effect.

  Group spread-based product balances declined $559.7 million from 1994 levels for two reasons. PCM exercised its right to terminate a significant block of certain GIC contracts because the guaranteed index was considered too expensive. In addition, sales of GIC products slowed considerably in the second half of 1995 as a result of intense competition for funds at levels PCM chose not to meet in the current interest rate environment. Individual spread-based products grew in 1995 primarily due to a coinsurance agreement with North American Security Life executed in June 1995. Individual spread-based sales slowed considerably in the latter half of 1995 due to the current low rates as potential customers elected to participate in alternative investments such as stock mutual funds and variable annuities. Individual spread-based sales were at higher levels in 1994 as compared to 1993, but product balances declined due to higher customer withdrawals resulting from a combination of a conservative crediting strategy and the expiration of surrender charges on a higher percentage of policies. The growth in fee-based balances reflects PCM's strategic commitment to producing a more stable earnings stream. Group fee-based products are dominated by the Trust GIC product, an off-balance sheet fee-based product that provides benefit responsiveness on contracts and affords book value accounting for the plan sponsor. PCM was the industry sales leader in 1995 as demand for this product continues to substantially exceed original expectations; Trust GIC has attracted $12.1 billion in customer balances since its inception in 1991. Individual fee-based variable annuity sales continue to increase each year based on the development of new distribution channels and products and significant asset appreciation.

Outlook The retirement and savings markets are growing very rapidly due to the maturing population. PCM's chosen segments of that market, the defined contribution and retirement annuity segments, are growing even more rapidly. PCM is significantly focused on developing its fee-based and Individual spread-based businesses while looking to return Group spread-based balances to year end 1994 levels.

  The combination of lower interest rates and a flat yield curve, along with aggressive competitor pricing and a trend for plan sponsors to move from traditional GICs to synthetic GICs, makes it a significant challenge to acquire new profitable spread-based business. On the other hand, this environment should help fee-based synthetic GIC sales. A primary emphasis in 1996 will be to evaluate the distribution channels available to PCM for its Individual products and implement the strategy that is best suited for profitable product growth. In addition, new markets that offer profitable growth opportunities for both Individual and Group products are being explored.

--------------------------------------------------------------------------------
                       29 | PROVIDIAN 1995 ANNUAL REPORT


Corporate and Other

(Dollars in millions)

Period Ended December 31                                           1995    %Change       1994    %Change       1993    %Change
------------------------------------------------------------------------------------------------------------------------------
Revenues (a)                                                   $   49.8      (7.0)%  $   53.6      55.4%   $   34.5     (68.6)%
Expenses:
 General, administrative and other expenses, net                   33.0      11.7        29.6      63.6        18.1     (80.8)
 Interest expense                                                  59.8       6.7        56.0      10.3        50.8       6.1
------------------------------------------------------------------------------------------------------------------------------
Total expenses                                                     92.8       8.4        85.6      24.3        68.9     (51.6)
------------------------------------------------------------------------------------------------------------------------------
Pretax loss (b)                                                $  (43.0)     34.3%   $  (32.0)     (6.8)%  $  (34.4)      5.8%
------------------------------------------------------------------------------------------------------------------------------
Assets                                                         $1,463.3       6.3%   $1,376.2      11.7%   $1,231.7     (13.4)%
------------------------------------------------------------------------------------------------------------------------------

(a) Revenues exclude realized investment gains and losses.

(b) Pretax loss excludes realized investment gains and losses and related deferred acquisition cost amortization and dividends on company-obligated mandatorily redeemable preferred securities of Providian LLC.





Corporate and Other includes activities of a general corporate nature such as debt service, corporate-wide marketing programs, intersegment eliminations, an allocation of net investment income for the capital allocated to business segments, adjustments given to the business segments for tax preferenced investments, intercompany service fees and real estate development activities. This category also includes the results of businesses that have not yet been integrated into Providian's other business segments.

  An important step in the evolution from a holding company to an integrated operating company is to build brand identity in the Providian name. The Corporate and Other pretax loss was up $11.0 million from 1994 as a result of these brand building initiatives, increased tax preferenced adjustments and higher interest expense resulting from the issuance of additional medium-term notes in order to prefund 1996 maturities due to favorable rates. These items were partially offset by favorable variances in net investment income on capital invested in the business segments. The variance in 1994 was primarily influenced by higher net investment income on capital invested in the business segments, partially offset by higher corporate expenses and higher interest expense on corporate debt due to the issuance of additional medium-term notes in 1994.

  Over the next few years, the pretax loss in this segment is expected to grow as the Company invests in tax favored investments thus increasing the tax preferenced income adjustments given to the business segments. On a consolidated basis, this variance will be offset as the Company's tax rate decreases.

Asset/Liability Management

In both the Company's insurance and banking operations, asset/liability management represents a key element of the Company's overall risk management program. The following discussion addresses the integrated management of assets and liabilities, along with the use of derivative financial instruments, performed by PCM related to the insurance operations. The management process for banking operations is discussed separately under the Providian Bancorp section.

  The objective of asset/liability management is to support the achievement of business strategies, while enhancing economic value, earnings and liquidity over time. The asset/liability management process focuses on a variety of risks, including market risk (primarily interest rate risk) and credit risk. Effective management of these risks is an important determinant of profit levels and variability of earnings and surplus.

  PCM manages interest rate risk by employing a variety of modeling techniques, including duration analysis. Duration reflects the price sensitivity of a financial instrument to changes in interest rates. For the simplest forms of assets or liabilities, duration is proportional to their weighted average life, with weights equal to the discounted present value of estimated cash flows. This methodology causes near term cash flows to have a greater proportional weight than cash flows further in the future. For more complex assets and liabilities with optional cash flows, for example, callable bonds, mortgage-backed securities or insurance liabilities, additional adjustments are made in estimating an effective duration number. The net duration level represents the difference between the estimated durations of policy liabilities and those of an equal amount of assets which support those

--------------------------------------------------------------------------------
                       30 | PROVIDIAN 1995 ANNUAL REPORT
liabilities. Net duration levels are adjusted throughout the year to reflect changing business and economic conditions and are managed within a range considered appropriate by management. PCM manages the net duration level within an acceptable range by changing the nature of underlying assets or liabilities in the portfolio and through the use of derivatives. Generally, asset durations are longer than liability durations. At December 31, 1995, asset durations were longer than liability durations by approximately .8 years. During 1995, net duration levels averaged .9 years. While quantitatively estimated, evaluation of the net duration level is a subjective process. Additionally, there is no generally accepted method of calculating the duration of liabilities, and others might have estimated durations differently. Accordingly, net duration levels among companies may not be comparable.

  PCM manages interest rate risk by employing various risk management programs, among other techniques, that adjust the overall net duration level or which modify the interest rate characteristics of the underlying assets or liabilities. The major programs employed to manage interest rate risk include the use of derivative financial instruments such as interest rate swaps (including basis swaps) and futures contracts. Interest rate swaps generally involve the exchange of fixed and floating rate interest payments on an underlying notional amount. Basis swaps involve the exchange of one floating interest rate payment for another floating interest rate payment determined from different floating rate indices. Futures are contracts which call for the future delivery of securities in which the seller agrees to deliver on a specified date, a specified instrument at a specified price. PCM historically has used interest rate swaps to convert fixed rate GIC liabilities to floating rate liabilities, to adjust the net duration level of the overall portfolio and to reduce basis risk by exchanging floating interest rate payments utilizing an index that better correlates with the underlying assets and liabilities. Additionally, futures contracts have been used to adjust the net duration level of the overall portfolio and to reduce market risk related to certain products that provide a return based on the market performance of a designated index. These derivative financial instruments are an integral part of PCM's risk management process.

  PCM manages credit risk through a stringent ongoing credit review, approval and monitoring process. Credit risk is defined as the risk that a loss will occur due to a borrower or swap counterparty defaulting on a loan or swap contract when the contract is in a favorable economic position to the Company. Master netting agreements are entered into with swap counterparties to reduce the exposure to credit risk with the individual counterparty. Credit limits are established for each borrower and swap counterparty and are considered based on total net credit exposure to the borrower, including both derivatives and debt securities. In the event that the individual borrower or derivative counterparty credit risk exceeds the pre-established credit limit as determined by PCM, action is taken to reduce either the derivative or the bond exposure with the counterparty. PCM also monitors exposure to counterparty credit risk through the performance of sensitivity testing. "Worst-case" scenarios are considered to determine the maximum credit risk exposure on derivatives associated with the individual counterparty. This maximum exposure is then aggregated with other non-derivative credit risk associated with the individual counterparty to determine compliance with the total individual counterparty credit limit established by PCM during the credit review process. A majority of the derivatives (interest rate swap and cap agreements) are traded "over-the-counter" with highly rated, creditworthy counterparties, while futures contracts are traded on a market exchange. The exchange traded nature of futures contracts reduces credit risk due to the clearinghouse function of the exchange, and due to the daily settlement of gains or losses on virtually all exchange traded contracts. See Note D of the accompanying Consolidated Financial Statements for additional information on credit risk.

  The asset/liability management process is also designed to monitor liability and asset characteristics on both the individual product and aggregate levels. Each major product category is supported by a separate asset portfolio, which is managed in accordance with a pre-established baseline asset strategy. This baseline strategy represents an appropriate balancing of each product's liability characteristics with the assets supporting those liabilities. Baselines are developed and updated through extensive financial modeling to design the optimal asset baseline suited to the individual product. These analyses, which reflect asset and liability durations, liquidity, and other risk characteristics, are used to design the aggregate portfolio of assets and liabilities within desired risk tolerances while producing appropriate expected returns. Aggregate portfolio management takes advantage of offsetting characteristics of individual products and makes aggregate portfolio adjustments to obtain a better overall balance of asset and liability characteristics than that available at the individual product level.

  PCM has the flexibility to actively manage a significant portion of the investment portfolio. Securities are evaluated among sectors for relative value based on their current price and long-term outlook, and positions are moved from fully valued sectors to undervalued ones, capturing the incremental returns when those sectors regain market equilibrium. This flexibility adds value for shareholders but also has the potential to introduce incremental volatility to net income, as bonds are bought and sold in both rising and falling interest rate environments. However, the management of the investment portfolio is subject to several risk management constraints, including those designed to insure preservation of a strong capital position, optimization of future earnings and management of the level of realized gains and losses and resultant tax effects.

  The current accounting model required by the FASB, which values some assets at fair value and other assets and all liabilities at historical cost, does not accurately portray overall economic

--------------------------------------------------------------------------------
                       31 | PROVIDIAN 1995 ANNUAL REPORT
results. Considering the closely integrated manner in which the Company manages its assets and liabilities, the concept of adjusting certain assets to fair value, principally reflecting changes in the interest rate environment, without making a similar adjustment to liabilities, distorts reported financial results.

  Due to this potential for distortion, fair value disclosure is provided in Note E of the accompanying Consolidated Financial Statements. Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair values for selected financial instruments but does not require disclosure of fair value for traditional insurance liabilities. The Company has elected to provide additional fair value disclosure for all financial instruments, including traditional insurance liabilities, in an effort to more properly reflect changes in shareholders' equity resulting from fluctuations in interest rates. The fair values of individual asset and liability categories as presented differ from carrying amounts principally as a result of changes in the interest rate environment, including changes in various credit spreads.

  To illustrate further, the current accounting model resulted in a $703 million increase in the net unrealized investment gain (loss) component of shareholders' equity at December 31, 1995 as compared to December 31, 1994. As disclosed in Note E, the fair value of shareholders' equity increased $675 million when all other assets and liabilities were marked to fair value. This increase was primarily attributable to the significant improvement in the bond market during 1995. Interest rates on intermediate term Treasuries (3 to 5 year maturities) decreased over 250 basis points during the year. Additionally, treasury stock repurchases of $143.2 million caused a reduction both in the reported value and fair value of shareholders' equity in 1995. While the fair value disclosures do not provide an indication of the fair value of the Company, the information does provide a more balanced picture of the economic position of the Company due to interest rate changes than provided by only marking debt and equity securities to market as required by SFAS No. 115.

Asset/Liability Review

Cash and invested assets were $21.9 billion at December 31, 1995, up 13.8% (1994 -- $19.3 billion, up 2.9%). Excluding Providian Bancorp assets, invested assets related to insurance operations were $18.5 billion in 1995 compared to $16.8 billion in 1994. The discussion which follows relates solely to the invested assets and liabilities of the insurance operations. As investment manager for the Company's invested assets related to insurance operations, PCM manages the distribution of assets to optimize risk adjusted returns in accordance with its baseline strategies. Overall, the distribution of invested assets related to insurance operations remains similar to year end 1994.

  The Company has historically had a low default rate in public and private bonds. This is due to PCM's ability to prudently seek out and manage among sectors within various asset classes. Additionally, selectivity and thorough credit underwriting have proven effective for residential and commercial mortgages.

Distribution of Insurance
Invested Assets
December 31, 1995
(Dollars in millions)

The graph below is a pie chart reflecting the percentage Distribution of Insurance Invested Assets by investment type at December 31, 1995. The legend contains the dollar amount of each investment in millions as well as total insurance invested assets.

Distribution of Insurance Invested Assets
December 31, 1995
(Dollars in millions)

[GRAPH APPEARS HERE]
                                                   % of
Investment Type                          Amount   Total
----------------                        -------   -----
Public Bonds                            $ 8,851    47.7%
Residential Mortgages                     3,063    16.5
Commercial Mortgages                      2,740    14.8
Private Bonds                             1,913    10.3
Cash, Cash Equivalents and Short Term
Investments                                 771     4.2
Common and Preferred Stocks                 494     2.7
Alternative Investment Strategies           421     2.3
Real Estate and Other                       288     1.5
                                        -------   -----
Total Insurance Invested Assets         $18,541   100.0%



  Public and private bonds account for the majority of invested assets. The bonds are distributed across various industry sectors resulting in no significant concentration in any one industry sector. The Company maintains a high credit quality investment portfolio with 4.9% of invested assets at December 31, 1995 and 1994, representing below investment grade bonds. Approximately 90% of the bond portfolio is categorized as National Association of Insurance Commissioners ("NAIC") designation 1 or 2. These NAIC designations are given only to the highest quality investments as rated by the Securities Valuation Office of the NAIC.

Distribution of Public and Private Bonds by Industry Sector
December 31, 1995
(Dollars in millions)

The graph below is a pie chart reflecting the percentage Distribution of Public and Private Bonds by industry sector at December 31, 1995. The legend contains the dollar amount of each investment in millions as well as total public and private bonds.

Distribution of Public and Private Bonds by Industry Sector
December 31, 1995
(Dollars in millions)

[GRAPH APPEARS HERE]
                                                   % of
Industry Sector                          Amount   Total
----------------                        -------   -----
Industrial                              $ 4,845    45.0%
Mortgage Backed                           1,890    17.6
Government Obligations                    1,749    16.2
Financial Services                        1,258    11.7
Public Utilities                            609     5.7
Other                                       413     3.8
                                        -------   -----
Total Public and Private Bonds          $10,764   100.0%

  Excluded from the foregoing below investment grade percentages at December 31, 1995 were $14.3 million (amortized cost of $21.3 million) of public bonds related to Kmart Corporation, which were downgraded from investment grade to below investment grade subsequent to year end. The Company also has in its investment portfolio $18.0 million (amortized cost of $23.7 million) of Kmart secured private bonds. Additionally, the Company
--------------------------------------------------------------------------------
                       32 | PROVIDIAN 1995 ANNUAL REPORT
has commercial mortgage loans outstanding to third-party developers or owners, which are primarily secured by real estate where Kmart is a tenant. The Company's proportionate exposure to Kmart relating to these commercial mortgages is $65.9 million at December 31, 1995. Based on information currently available and the nature of this exposure to Kmart, the Company does not believe that the subsequent downgrade to below investment grade status will result in a material loss on any of the Company's investments related to Kmart.

    There were minimal securities in the bond or equity portfolios that were delinquent as to interest or dividends at December 31, 1995. Default and loss experience in these portfolios was excellent with no defaults and no other significant losses as a result of impairments in value during 1995. During 1994, the Company wrote off its $52.4 million investment in Granite Partners, a limited partnership which invested in complex mortgage-backed securities, as a result of an unexpected, rapid, and total deterioration in value of the limited partnership.

    The Company's bond and equity portfolios are highly diversified among industries and types of securities. Included in the portfolios were $1.9 billion of mortgage-backed securities (MBS), which are debt instruments backed by pools of mortgages, the majority of which are guaranteed by a federal agency with respect to principal and interest payments.

    MBS provide diversification, excellent credit quality (generally AAA), and good liquidity characteristics to the total portfolio. The primary investment uncertainty with MBS is the timing of cash flows due to the uncertainty of the timing of prepayments of the underlying mortgages rather than the loss of principal (i.e. credit risk). While MBS are subject to changing prepayment patterns (as are callable corporate bonds), the investment in MBS should be viewed in the context of the broader portfolios, and in light of the integrated manner in which the Company manages its assets and liabilities. The Company's MBS portfolio comprised 10.2% and 13.2% of total invested assets at December 31, 1995 and 1994, respectively.

    Generic mortgage-backed pass-through securities were the largest component of MBS in the portfolio, representing 57% of the total MBS portfolio at December 31, 1995. Pass-through securities represent a pool of mortgages packaged as shares, whose income passes from debtors through an intermediary to an investor. The Company's pass-through holdings consist primarily of AAA rated, mortgage-backed issues, over half of which are government agency guaranteed.

    Collateralized Mortgage Obligations (CMOs) represent the other component of MBS owned by the Company. CMOs are securities which pool together mortgage pass-throughs and separate the cash flows to create securities with average lives which are shorter or longer than pass-through securities by themselves. The bonds created by this process are called "tranches". The Company's CMO holdings include a wide variety of individual issues, and are highly concentrated in shorter, more stable tranches. The Company has only nominal exposure to higher-volatility CMO tranches, such as interest-only or residual securities.

    A portion of the MBS portfolio, approximately 21%, has coupons which adjust with changes in short-term interest rates, such as LIBOR and Treasury bills, and some of which may be subject to caps and floors. While yields on both fixed rate and floating rate MBS investments will vary somewhat with changes in prepayment speeds, the overall impact of variability in yields on the portfolio is not significant relative to total invested asset yields.

    The following table provides the detail of mortgage-backed securities as of December 31, 1995:

                                           Mortgage-Backed Securities by Type
                                           ----------------------------------
                                                               Market Value
                                           Amortized Cost    (carrying value)
-----------------------------------------------------------------------------
(Dollars in millions)

Pass-throughs                                      $1,062              $1,077
CMOs                                                  795                 813
-----------------------------------------------------------------------------
Total                                              $1,857              $1,890
=============================================================================

    The Company engages in commercial mortgage and residential mortgage lending in the course of its management of the insurance-related portfolio. Substantially all the commercial mortgage loans originated are first mortgage loans with maximum loan-to-value ratios of 75%. PCM requires minimum debt service coverage from existing cash flows of 1.2 times. At the time of origination of the mortgage loan, an on-site inspection of the collateral and research concerning the borrower and the market are completed. In addition, new mortgage loans require engineering and environmental studies. Currently, multi-family apartments, credit-anchored shopping centers, industrial facilities and, to a lesser extent, agribusiness lending are preferred projects for mortgage loans. Mortgage loans are not currently offered on projects secured by raw land, unanchored shopping centers and special purpose type properties.

The graph represented below is a pie chart reflecting the percentage of total Commercial Mortgage Loans by Geographic* Location based on ACLI defined regions at December 31, 1995. The legend contains the dollar amount by region in millions as well as total commercial mortgage loans.

Commercial Mortgage Loan Principal Balance by Geographic* Location

December 31, 1995
(Dollars in millions)



                              [GRAPH APPEARS HERE]
                                                              % of
             Category                             Amount     Total
             --------                             ------     ------
             South Atlantic                       $  584      20.5%
             East North Central                      565      19.8
             West South Central                      468      16.5
             Pacific                                 409      14.4
             Middle Atlantic                         305      10.7
             East South Central                      298      10.5
             Mountain                                123       4.3
             New England                              53       1.8
             West North Central                       42       1.5
                                                  ------     ------
             Total Commercial Mortgage Loans      $2,847     100.0%

             * Based on ACLI defined regions



--------------------------------------------------------------------------------
                       33 | PROVIDIAN 1995 ANNUAL REPORT

  In addition to its stringent underwriting standards, PCM minimizes credit risk through various means, including limiting average loan balances, diversification by borrower and property type and, significantly, through a geographic dispersion of similar property types.

  PCM's mortgage loan philosophy is conservative in loan origination and proactive in identifying and resolving problem loan situations. It includes an "early warning" system designed to assist in detecting potential problems before actual delinquencies occur, so that these loans can be reviewed monthly to monitor results and take further action, as necessary. Included in the Company's commercial mortgage loan portfolio are certain loans which pay interest only with the full principal payment due upon maturity. During the next three years, $979.8 million (1996 -- $327.6 million; 1997 -- $308.4 million; and 1998 --
$343.8 million) of these commercial mortgage loans will mature. The Company does not expect to incur any material credit losses in excess of amounts currently reserved. Additionally, the Company does not expect that the maturity of these loans will have a significant impact on its overall liquidity position over the next three years. Problem commercial mortgage loans (based on American Council of Life Insurance (ACLI) standards, which include loans past due 60 days or more, restructured loans, loans in the process of foreclosure and real estate acquired through foreclosure) as of December 31, 1995, amounted to 3.0% of outstanding commercial loans, compared to the 4.6% reported at the end of 1994. These results compared very favorably to industry results of 16.7% at September 30, 1995, the latest date for which such information is available.

  The Company also maintains a residential mortgage loan

Commercial Mortgage
Loan Principal Balance
by Property Type
December 31, 1995
(Dollars in millions)

The graph below is a pie chart reflecting the percentage of total Commercial Mortgage Loan Principal Balance by Property Type at December 31, 1995. The legend contains the dollar amount by property type in millions as well as total commercial mortgage loans.

Commercial Mortgage Loan Principal Balance by Property Type
December 31, 1995
(Dollars in millions)

[GRAPH APPEARS HERE]
                                                             % of
Category                                            Amount  Total
--------                                            ------  ------
Retail                                              $  903   31.7%
Apartment                                              784   27.6
Office                                                 621   21.8
Industrial                                             232    8.1
Health Care                                            142    5.0
Hotel                                                   89    3.1
Other                                                   76    2.7
                                                    ------  ------
Total Commercial Mortgage Loans                     $2,847  100.0%

portfolio with conservative underwriting standards. Residential mortgages increased by $513.0 million in 1995 as the Company purchased "jumbo" adjustable rate mortgage loans, which are considered a good asset/liability management fit. Loans are acquired from approved originators and legal documentation is reviewed to ensure a first lien position. Quality control reviews are additionally performed on 10% of all loans, which includes "re-creating" the credit files to protect against fraud or significant inaccuracy.

  Included in the Company's residential mortgage loans in the Pacific region are $961.2 million in California loans. Pool insurance has been obtained on 22.5% of these California based mortgage loans to reduce exposure to any potential loss that might result from weakening real estate values in that state. Pool insurance on new residential mortgage loans originated may not be available in future years due to the potential withdrawal from this market of the major writers of this type of insurance.

Residential Mortgage
Loan Principal Balance by
Geographic* Location
December 31, 1995
(Dollars in millions)

The graph represented below is a pie chart reflecting the percentage of total Residential Mortgage Loans by Geographic Location based on ACLI defined regions at December 31, 1995. The legend contains the dollar amount by region in millions as well as total residential mortgage loans.

Residential Mortgage Loan Principal Balance by Geographic* Location December 31, 1995
(Dollars in millions)

[GRAPH APPEARS HERE]

                                                             % of
Category                                            Amount  Total
--------                                            ------  ------
Pacific                                             $1,108   36.2%
Middle Atlantic                                        463   15.2
South Atlantic                                         454   14.8
Mountain                                               344   11.2
East North Central                                     215    7.0
New England                                            202    6.6
West South Central                                     139    4.5
West North Central                                      93    3.1
East South Central                                      43    1.4
                                                    ------  ------
Total Residential Mortgage Loans                    $3,061  100.0%

*Based on ACLI defined regions

  Problem residential mortgage loans (based on Mortgage Bankers Association ("MBA") standards, which include loans past due 30 days or more and loans in the process of foreclosure, and are based on number of loans) were 3.3% and 3.0% at December 31, 1995 and 1994, respectively. The MBA average for such loans was 5.3% at September 30, 1995, the latest date for which such information is available, and 5.3% at December 31, 1994.

  Mortgage loans on which the Company has discontinued the accrual of interest and restructured loans accruing interest as of December 31, 1995 and 1994, are as follows:

                                                Mortgage Loans
                                     -----------------------------------
                                      Commercial             Residential
                                     ------------           ------------
                                      1995   1994            1995   1994
------------------------------------------------------------------------
(Dollars in millions)

Non-accrual loans                    $28.5  $68.2           $31.8  $10.7
Restructured loans, accruing
  interest                            14.5    4.3              --     --
------------------------------------------------------------------------
Total                                $43.0  $72.5           $31.8  $10.7
========================================================================

--------------------------------------------------------------------------------
                       34 | PROVIDIAN 1995 ANNUAL REPORT

  The decrease in non-accrual commercial mortgage loans is primarily due to the successful resolution of several delinquent loans and the improving commercial real estate market trends. As of December 31, 1995, the Company had approximately $63.1 million of commercial mortgage loans with identified potential problems which could cause these loans to be included in one of the above categories in the future. However, the Company does not currently anticipate any material losses from these loans.

  The Company had $420.9 million invested in alternative investment strategies at December 31, 1995, including $146.7 million invested in a traditional convertible arbitrage strategy. This strategy, under contract with a majority owned investment manager, focuses on hedged investments using exchangeable securities, such as convertible bonds, preferred stocks, warrants and options, in combination with the underlying common stocks. The convertible bonds underlying this strategy are, in general, below investment grade. The risk associated with the convertible bond position is substantially mitigated by a related short stock position. In the event of a gradual credit deterioration in the underlying convertible bond position, the decline in the bond's value is expected to be significantly offset by the related short stock position, thereby ordinarily allowing for profitable liquidation of the investment.

  The Company also had alternative strategy investments in other programs, most of which are managed under contract by external investment managers. These investments, some of which may have below investment grade characteristics, generally participate in arbitrage strategies and are made primarily in the form of limited partnership arrangements. The strategies underlying these investments are diverse and are expected to be generally uncorrelated to changes in interest rates. The structure of a limited partnership agreement affords PCM little control over the day-to-day investment decisions of these partnerships. PCM manages its exposure to these types of investments by performing appropriate credit and underwriting reviews prior to the initial investment, by limiting the amount that can be invested in any one strategy and by ongoing monitoring. At December 31, 1995, the largest investment in any one of these other strategies or limited partnerships was $57.7 million.

  Additionally, the Company began investing during 1995 as a limited partner in affordable housing partnerships which provide tax credits to its investors. At December 31, 1995, the Company's investment in affordable housing partnerships was $53.2 million. Due to the favorable nature of the tax credits, the Company plans to make additional investments in these types of partnerships during 1996.

  With respect to the Company's liabilities, the following tables contain information on the Company's major insurance products with related interest components. In addition to these products, the Company also offers products whose return to the customer is represented by the market performance of the underlying assets. These products are included in the separate account liabilities reported in the Consolidated Statements of Financial Condition.



                                  Mean
Year Ended                Deposits and             Effective   Effective
December 31, 1995             Reserves  Interest*      Rate*      Rate**
------------------------------------------------------------------------
(Dollars in millions)

Guaranteed investment
  contracts                     $6,523       $406       6.22%       6.57%
Fixed annuities                  3,588        191       5.32        5.33
Payout products                  1,237        107       8.67        8.67
Market indexed products            861         56       6.47       28.29
Single premium life                702         32       4.51        4.51
Life, health and other           3,566        205       5.76        5.76
========================================================================

                                  Mean
Year Ended                Deposits and             Effective   Effective
December 31, 1994             Reserves  Interest*      Rate*      Rate**
------------------------------------------------------------------------
(Dollars in millions)

Guaranteed investment
  contracts                     $6,558       $316       4.82%       5.96%
Fixed annuities                  3,307        179       5.42        5.42
Payout products                  1,180        103       8.72        8.72
Market indexed products            741         34       4.65        4.51
Single premium life                715         33       4.64        4.64
Life, health and other           3,397        192       5.65        5.65
========================================================================
 *After related hedges     **Before related hedges

  GICs are either floating rate, indeterminate maturity contracts (39% of GIC deposits) or fixed rate, fixed maturity contracts (61% of GIC deposits). Floating rate contracts credit interest based on various indices which reset monthly and allow the contractholder to withdraw funds with advance notice periods ranging from three to twelve months. There is no withdrawal penalty. Beginning in 1995, the Company continued to enhance its own liquidity position by offering only fixed maturity GICs which have no early withdrawal provisions. At December 31, 1995, the total GIC portfolio was comprised of $4.7 billion, or approximately 80%, of GICs with early withdrawal provisions (requiring 90 to 180 day notice provisions) and $1.2 billion, or approximately 20%, of GICs with no early withdrawal provisions. The fixed maturity contracts, which are synthetically converted to floating rate contracts using interest rate swaps based primarily on three-month or six-month LIBOR, mature as follows (dollars in millions): 1996 -- $1,346.7; 1997 -- $1,286.2; 1998 -- $1,167.3; 1999 -- $592.0;
and 2000 -- $191.9. Included in the above amounts are maturities related to the market indexed products.

  Fixed annuities include single premium and flexible premium deferred annuities. The contracts typically have a first-year surrender charge of 5.0 to 7.0%, which generally declines to zero over five to six years. The average remaining surrender charge on policies still in the surrender period is 3.9%. As of December 31, 1995, approximately 66% or $2.5 billion of fixed annuities were subject to a surrender charge. Fixed annuities as of December 31, 1995 also included $966.7 million of market value adjustment annuities, having a market value adjustment on withdrawal prior to the end of the interest guarantee period, which ranges from one to seven years. Approximately 41% or $396 million of these fixed annuity contracts are synthetically converted to floating rate contracts using interest rate swaps based on one-year LIBOR.

--------------------------------------------------------------------------------
                       35 | PROVIDIAN 1995 ANNUAL REPORT

  Payout products include structured settlements and pension buyout annuities which pay fixed periodic benefits to contractholders. Early withdrawals are prohibited. Annual benefit payments on this line are currently about $98 million. This cash outflow is scheduled to taper off over the next 20 years, but some payments will continue further into the next century.

  Market indexed products provide a return based on the market performance of a designated index, such as the S&P 500 or the Lehman Brothers Bond Index. The Company utilizes futures contracts and interest rate swaps in order to hedge the market risk associated with these products, effectively converting the liability to a floating rate based primarily on one-month or three-month LIBOR. At December 31, 1995, there were $915.4 million outstanding related to these products.

  Single premium life contracts have minimal surrender provisions. However, 1987 changes in the federal tax laws "grandfathered" favorable tax treatment for existing contracts, thus creating a significant withdrawal disincentive.

  The life, health and other category contains a full range of traditional and interest-sensitive life and health insurance products which contain standard insurance surrender provisions.

  In addition to the above products, PCM also had $12.1 billion of Trust GIC contracts at December 31, 1995. With Trust GIC, the customer retains legal title to the assets and receives the investment performance over time. PCM controls investment-related risks by setting investment guidelines and routinely monitoring compliance. The underlying investment portfolios predominately include Treasuries, federal agency securities, high quality corporate bonds, and low volatility mortgage-backed instruments. PCM provides benefit responsiveness on the Trust GIC contracts affording book value accounting treatment for the plan sponsor. PCM provides benefit advances, if necessary, for appropriately defined, benefit responsive events. Potential advances are mitigated and managed through stringent plan underwriting, product structure and diversification. During 1995, the monthly average amount funded to customers totaled $3.2 million, or less than .03% of the monthly average Trust GIC commitment balance of $10.4 billion.

Liquidity and Capital Resources

Providian is a legal entity, separate and distinct from its subsidiaries, and has no business operations. The primary sources of cash to meet obligations, including principal and interest payments with respect to indebtedness, are dividends and other statutorily permitted payments from its subsidiaries.

  The liquidity requirements of the Company are primarily met by a stable base of cash flows from insurance premiums (particularly from the home service Providian Agency Group operations, which are very predictable and relatively immune to disintermediation), from banking operations, investments and from other product sales.

  A strong liquidity position is critical to the Company's continuing financial strength. The availability of cash is essential to the timely payment of policyholders, debt and other obligations, and is instrumental to realizing opportunities in today's fast-paced financial markets. As a result, the Company's liquidity position is actively monitored and managed and is considered sufficient to satisfy its foreseeable financial obligations.

  Product design and investment strategies play a major role in liquidity management. The Company's products provide significant customer value, which protects against sudden cash demands (disintermediation). In addition, many insurance contracts contain withdrawal notice provisions or early withdrawal penalties and pay interest rates that are reset regularly to market levels, which protect against disintermediation. Liquidity risks are minimized further by investment strategies which provide for high quality asset portfolios and by active, integrated asset/liability management processes.

  Net cash flows from operations in 1995 were $1.5 billion, up from $1.0 billion and $1.1 billion in 1994 and 1993, respectively. The increase over last year primarily related to lower federal income taxes paid and higher accruals for credited interest on policyholder balances in 1995 as compared to 1994. See the Consolidated Statements of Cash Flows for additional information regarding liquidity and funding.

  Investment commitments are planned to coincide with expected cash flows. Normal day-to-day cash variations are met by a commercial paper program. Commercial paper borrowings averaged $52.1 million in 1995 at a weighted average interest rate of 5.97%. Commercial paper outstanding at December 31, 1995 was $49.5 million compared to $49.7 million at the end of 1994. In addition to the corporate commercial paper program, Commonwealth Insurance, Peoples Security Insurance and Providian Life and Health Insurance Company (Providian Life and Health) each have $50 million in available commercial paper programs. There were no borrowings under these programs in 1995.

  Supplementing the commercial paper programs, the Company has committed lines of credit of $850 million which serve as a contingency reserve should adverse conditions materialize. There were no borrowings under these lines of credit during the year. In addition, the Company's bond and stock portfolio of $11.3 billion at December 31, 1995 provides a significant source of short-term liquidity.

  Providian Bancorp analyzes its current and future liquidity needs to support its deposit portfolio and asset growth and maintains a revolving credit agreement. The agreement, which was amended and restated on October 10, 1995, provides for $800 million of available lines of credit. The agreement provides liquidity for the existing deposit base as well as satisfying short-term funding requirements. Outstanding borrowings under the agreement were $321.0 million at December 31, 1995, compared to $235.0 million at the end of 1994, as additional borrowings were utilized in 1995 to fund Bancorp's growth in consumer loans. Bancorp uses securitization of consumer loans as an alternative source of funding to support its continued business growth.

  The Company's Series D medium-term note program permits the issuance of up to $400 million in medium-term notes. During

--------------------------------------------------------------------------------
                       36 | PROVIDIAN 1995 ANNUAL REPORT

1995, $110.5 million of these notes were issued ($106.5 million issued in 1994) leaving a remaining capacity of $183.0 million. The proceeds from these issuances were primarily used to fund 1995 maturities of long-term debt of $84.0 million. The remaining proceeds will be used to help fund 1996 maturities of long-term debt. Between January 1, 1996 and February 5, 1996, the Company issued an additional $20 million of Series D medium-term notes. The ratio of long-term debt to total realized capital (including long-term debt and the company-obligated mandatorily redeemable preferred securities of Providian LLC and excluding the unrealized investment gain (loss) on debt securities and redeemable preferred stocks, net of adjustments for deferred acquisition costs and deferred income taxes) was 21.1% at December 31, 1995, compared with 21.5% at the end of 1994.

  The following table reflects the debt and claims-paying ability ratings for Providian Corporation and its major insurance subsidiaries at December 31, 1995:

                               Standard           Duff &  A.M.
                               & Poor's  Moody's  Phelps  Best
--------------------------------------------------------------
Providian Corporation
 Ratings:
 Senior Debt                         AA       A2     AA-
 Monthly Income
  Preferred Stock                   AA-       a2      A+
 Commercial Paper                  A-1+      P-1    D-1+
Claims Paying/Financial
 Strength Ratings:
 Commonwealth Insurance             AAA      Aa3     AA+    A+
 Peoples Security Insurance         AAA      Aa3     AA+    A+
 Providian Life and Health           AA       A1     AA+    A+
Commercial Paper Ratings:
 Commonwealth Insurance             A-1+      P-1    D-1+
 Peoples Security Insurance        A-1+      P-1    D-1+
 Providian Life and Health         A-1+
==============================================================

  During 1995, Duff & Phelps upgraded Providian Life and Health Insurance Company's claims-paying ability rating to AA+ from AA. In addition, Moody's Investors Service upgraded the financial strength rating for Providian Life and Health to A1 from A2 and in February 1996 assigned a P-1 commercial paper rating to Providian Life and Health.

  In 1994, the National Association of Insurance Commissioners (NAIC) implemented a risk-based capital formula for the life insurance industry designed to establish minimum levels of statutory capital and surplus. The formula assigns various weighting factors to reflect the perceived risk of each insurer's business. The formula focuses on: (1) asset impairment risks, (2) insurance risks, (3) interest rate risks, and (4) general business risks. The adjusted capital levels of the Company's life insurance subsidiaries currently exceed all of the regulatory action levels.

  The Office of the Comptroller of Currency (OCC) requires that its regulated institutions maintain a minimum risk-based capital ratio of 10% to achieve "well capitalized" status. First Deposit National Bank and Providian National Bank, as OCC regulated entities, have maintained "well capitalized" status, and as of December 31, 1995, their risk-based capital ratios were 10.89% and 12.27%, respectively.

Inflation

As a diversified financial services company, the Company's assets and liabilities are inherently sensitive to the overall level of and changes in interest rates, which are traditionally linked to changes in inflation. Some of the Company's assets benefit when interest rates increase while others lose value. Likewise, some liabilities perform better in a rising environment, while others are adversely affected. The converse is true when interest rates decline. In response to these sensitivities, the Company has instituted what it believes to be a very effective asset/liability management process. The objective of this process is to optimize net interest margins within prescribed risk tolerances, while also protecting net asset values (see separate discussion of Asset/Liability Management). Despite such management activities, however, changes in interest rates could cause net interest margins to fluctuate from historical levels.

Common Stock Dividend and Market Data

The Company has increased its dividend in each year since its founding in 1969. In 1995, the increase was 12.5% compared with a 9.6% increase in 1994. The quarterly dividend of $.25 per common share declared by the Board of Directors for the first quarter of 1996 represents an increase of 11.1% over the 1995 quarterly rate. The ten-year annual compounded growth rate has been 8.9%, measurably higher than the approximate 6.4% compound growth rate for the companies that make up the Dow Jones Industrial Average. The Company's annual dividend growth rate has been more than twice the compound annual growth rate of the Consumer Price Index over the same ten-year period, providing shareholders with an income stream that has outpaced inflation by a wide margin.

  The market price for the Company's common stock was $40.75 per common share at December 31, 1995, compared with $30.88 per common share at December 31, 1994 and $37.13 per common share at December 31, 1993. The price-earnings multiple (calculated on the last twelve months' net income per common share) was 11.3 compared to 10.2 at the end of 1994 and 11.9 at the end of 1993. The New York Stock Exchange is the principal market in which the Company's stock is traded (ticker symbols: PVN -- common; and PVN Pr M -- Monthly Income Preferred Stock
(MIPS)). The Company's common shares are also listed on the Pacific Stock Exchange.

  Approximately 15,900 named individuals and institutions own Providian stock including approximately 5,800 associates who own stock through the Company's Thrift Savings Plan. The Company repurchased approximately 3.9 million shares of its common stock in 1995 at an average price of $36.63 per common share. After completing these repurchases, the Company held 21.0 million common shares in treasury at December 31, 1995, at an average cost of $15.77 per common share. The Company repurchased approximately 639 thousand additional shares of its stock through February 5, 1996 through open market purchases.

--------------------------------------------------------------------------------
                       37 | PROVIDIAN 1995 ANNUAL REPORT

Management's Responsibilities
for Financial Reporting


The consolidated financial statements appearing in this Annual Report have been prepared by management, which is responsible for their preparation, integrity and fair presentation. The statements have been prepared in accordance with generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

  Management is responsible for the system of internal controls over financial reporting at Providian and its affiliates, a system designed to provide reasonable assurance regarding the preparation of reliable published financial statements. This system is augmented by written policies and procedures including a code of conduct to foster a strong ethical climate, a program of internal audit, and the selection and training of qualified personnel. Management believes that the Company's system of internal controls over financial reporting provides reasonable assurance that the financial records are reliable for preparing financial statements.

  The Audit Committee of the Board of Directors, composed solely of outside Directors, meets with the independent auditors, management and internal auditors periodically to discuss internal controls over financial reporting, auditing and financial reporting matters. The Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets with the independent auditors and with internal auditors without management present to ensure that these groups have free access to the Committee.

  The independent auditors are recommended by the Audit Committee of the Board of Directors, selected by the Board of Directors and ratified by the shareholders. Based upon their audit of the consolidated financial statements, the independent auditors, Ernst & Young LLP, have issued their Auditors' Report, which appears on this page.


/s/ Irving W. Bailey II    /s/ Shailesh J. Mehta
-----------------------    -----------------------
Irving W. Bailey II        Shailesh J. Mehta
Chairman and               President and
Chief Executive Officer    Chief Operating Officer


/s/ Robert L. Walker
--------------------------------
Robert L. Walker
Senior Vice President -- Finance
and Chief Financial Officer


Report of Ernst & Young LLP, Independent Auditors


Board of Directors and Shareholders
Providian Corporation

We have audited the accompanying consolidated statements of financial condition of Providian Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Providian Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note B to the consolidated financial statements, in 1994 the Company changed its method of accounting for certain investments in debt and equity securities.


                                                      /s/ Ernst & Young LLP
                                                      ---------------------
                                                      Louisville, Kentucky
                                                      February 5, 1996



--------------------------------------------------------------------------------
                       38 | PROVIDIAN 1995 ANNUAL REPORT

Consolidated Statements of Income
(Dollars in millions except per common and common equivalent share)

                                          Providian Corporation and Subsidiaries

Year Ended December 31                                            1995     1994     1993
----------------------------------------------------------------------------------------
Revenues:
 Premiums and other considerations                              $1,195   $1,141   $1,168
 Investment income, net of expenses                              1,861    1,595    1,461
 Consumer loan servicing fees                                      250      207      173
 Realized investment loss                                          (69)    (100)     (20)
 Other income, net                                                 151      116       97
----------------------------------------------------------------------------------------
Total Revenues                                                   3,388    2,959    2,879

Benefits and Expenses:
 Benefits and claims                                               868      832      847
 Increase in benefit and contract reserves                         889      700      585
 Commissions, net                                                   85       73       75
 General, administrative and other expenses, net                   679      549      499
 Amortization:
   Deferred policy and loan acquisition costs                      220      249      284
   Value of insurance in force purchased                            21       21       19
   Goodwill                                                          8        8       12
 Interest expense                                                  112       86       71
----------------------------------------------------------------------------------------
Total Benefits and Expenses                                      2,882    2,518    2,392
Income before Federal Income Tax                                   506      441      487
Federal Income Tax                                                 155      136      164
----------------------------------------------------------------------------------------
Net Income before Dividends on Company-Obligated Mandatorily
 Redeemable Preferred Securities of Providian LLC                  351      305      323
Dividends on Company-Obligated Mandatorily Redeemable
 Preferred Securities of Providian LLC                               6        4       --
----------------------------------------------------------------------------------------
Net lncome                                                         345      301      323
Dividends on Nonconvertible Preferred Stock                         --        1        7
----------------------------------------------------------------------------------------
Net lncome Applicable to Common Stock                           $  345   $  300   $  316
----------------------------------------------------------------------------------------
Net Income Per Common and Common Equivalent Share               $ 3.60   $ 3.02   $ 3.12
----------------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                       39 | PROVIDIAN 1995 ANNUAL REPORT

Consolidated Statements of Financial Condition

(Dollars in millions)

December 31                                                                         1995     1994
-------------------------------------------------------------------------------------------------
Assets
Investments:
 Securities available for sale, at fair value:
   Bonds and redeemable preferred stocks (amortized cost of $10,104
     and $10,299 in 1995 and 1994, respectively)                                 $10,705  $ 9,744
   Common and nonredeemable preferred stocks (cost of $462
     and $611 in 1995 and 1994, respectively)                                        453      557
 Trading account securities, at fair value                                           105      115
 Commercial mortgage loans                                                         2,740    2,650
 Residential mortgage loans                                                        3,063    2,550
 Consumer loans                                                                    3,091    2,270
 Policy loans                                                                        454      391
 Real estate                                                                          60       71
 Other long-term investments                                                         320      237
 Short-term investments                                                              225      110
-------------------------------------------------------------------------------------------------
Total Investments                                                                 21,216   18,695


Cash and cash equivalents                                                            708      573
Investment income due and accrued                                                    303      307

Operating property -- at cost, less accumulated depreciation and amortization        178      167


Deferred policy and loan acquisition costs                                         1,481    1,492
Value of insurance in force purchased                                                256      273
Goodwill                                                                             214      222


Separate account assets                                                            2,070    1,353
Other assets                                                                         413      531
-------------------------------------------------------------------------------------------------
Total Assets                                                                     $26,839  $23,613
=================================================================================================

--------------------------------------------------------------------------------
                       40 | PROVIDIAN 1995 ANNUAL REPORT

                                          Providian Corporation and Subsidiaries

December 31                                                 1995      1994
--------------------------------------------------------------------------
Liabilities and Shareholders' Equity

Liabilities
Policy liabilities:
 Benefit reserves                                        $ 9,503   $ 8,706
 Policyholder contract deposits                            6,858     7,417
 Policy and contract claims                                  206       203
 Other policyholders' funds                                  185       184
--------------------------------------------------------------------------
Total Policy Liabilities                                  16,752    16,510

Banking deposits                                           2,158     1,680
Accrued expenses and other liabilities                     1,572     1,004
Separate account liabilities                               2,070     1,353
Long-term debt                                               721       694
Deferred federal income tax                                  505       150
--------------------------------------------------------------------------
Total Liabilities                                         23,778    21,391

Commitments and Contingencies

Company-Obligated Mandatorily Redeemable Preferred
 Securities of Providian LLC                                 100       100

Shareholders' Equity
Common stock, $1 par:
 300,000,000 shares authorized;
 Issued -- 115,325,000 shares                                115       115
Additional paid-in capital                                    50        57
Net unrealized investment gain (loss)                        359      (344)
Retained earnings                                          2,770     2,513
Common stock held in treasury -- at cost:
 1995 -- 20,967,000 shares; 1994 -- 17,789,000 shares       (330)     (214)
Unearned restricted stock                                     (3)       (5)
--------------------------------------------------------------------------
Total Shareholders' Equity                                 2,961     2,122
--------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity               $26,839   $23,613
==========================================================================
See Notes to Consolidated Financial Statements.


--------------------------------------------------------------------------------
                       41 | PROVIDIAN 1995 ANNUAL REPORT

Consolidated Statements of Cash Flows
(Dollars in millions)

                                          Providian Corporation and Subsidiaries

Year Ended December 31                                                       1995      1994       1993
------------------------------------------------------------------------------------------------------
Cash Flows from Operations:
Net income                                                                $   345   $   301   $    323
Adjustments to reconcile net income to net cash flows from operations:
 Increase in policy liabilities                                               998       669        703
 Amortization of deferred policy and loan acquisition costs                   220       249        284
 Amortization of value of insurance in force purchased and goodwill            29        29         31
 Provision for consumer loan losses                                            80        50         59
 Change in investment income due and accrued                                    4        19         29
 Depreciation and other amortization, net                                      16        12         27
 Net sales (purchases) of trading account securities                            9       (49)        --
 Realized investment loss                                                      69       100         20
 Change in current federal income tax                                          53       (95)        32
 Provision (benefit) for deferred federal income tax                            2        --        (29)
 Policy and loan acquisition costs deferred:
   General, administrative and other expenses                                (225)     (198)      (242)
   Commissions                                                                (84)      (89)      (104)
 Other                                                                        (32)       (1)       (27)
------------------------------------------------------------------------------------------------------
Net Cash Flows provided by Operations                                       1,484       997      1,106

Cash Flows from Investment Activities:
Available for sale securities sold                                          4,934     4,862         --
Available for sale securities acquired                                     (4,213)   (4,927)        --
Other investments sold or matured                                           1,364       608     14,722
Other investments acquired                                                 (1,911)   (1,549)   (16,009)
Additions to operating property                                               (45)      (38)       (40)
Net increase in credit card receivables and other consumer loans           (2,486)     (981)      (780)
Proceeds from securitization of credit card receivables                     1,824       575      1,469
Purchase of consumer loans                                                   (241)      (49)      (914)
Net cash received from coinsurance transaction                                310        --         --
All other investment activities                                               (91)      (49)       (81)
------------------------------------------------------------------------------------------------------
Net Cash Flows used in Investment Activities                                 (555)   (1,548)    (1,633)

Cash Flows from Financing Activities:
Change in short-term borrowings                                               414       205        (76)
Deposits in universal life and investment-type products                     1,779     2,862      2,917
Withdrawals from universal life and investment-type products               (3,277)   (2,676)    (2,323)
Net increase in certificates of deposit                                       392       117         81
Increase in other banking deposits                                             86        10         38
Issuance of company-obligated mandatorily redeemable
 preferred securities of Providian LLC                                         --       100         --
Redemption of preferred stock                                                  --      (100)        --
Issuance of long-term debt                                                    111       106         --
Repayment of long-term debt                                                   (84)       (2)       (35)
Purchase of common stock for treasury                                        (143)     (139)        --
Dividends on preferred and common stock                                       (86)      (82)       (81)
Proceeds from exercise of stock options                                        14         4          8
------------------------------------------------------------------------------------------------------
Net Cash Flows provided by (used in) Financing Activities                    (794)      405        529
------------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents During Year              135      (146)         2
Cash and Cash Equivalents at Beginning of Year                                573       719        717
------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                  $   708   $   573   $    719
======================================================================================================
See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                       42 | PROVIDIAN 1995 ANNUAL REPORT

Consolidated Statements of Shareholders' Equity

(Dollars in millions)

                                          Providian Corporation and Subsidiaries


                                                                         Net                 Common
                                                  Additional      Unrealized             Stock Held     Unearned          Total
                           Preferred     Common      Paid-in      Investment    Retained         in   Restricted   Shareholders'
                               Stock      Stock      Capital      Gain (Loss)   Earnings    Treasury       Stock         Equity
-------------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1993     $ 237      $  58         $ 60           $ (35)     $2,057       $(191)        $--         $2,186
Net income                                                                           323                                    323
Dividends:
 Preferred                                                                            (7)                                    (7)
 Common                                                                              (76)                                   (76)
Common stock split                           57          (58)                                                                (1)
Change in net unrealized
 investment gain (loss)                                                   52                                                 52
Issuance of 5,928,000 common
 shares from treasury on
 conversion of 1,068,000
 shares Series J Preferred
 Stock, and cash paid in
 lieu of fractional shares      (137)                     47                                      90                         --
Issuance of 584,000 common
 shares under employee
 benefit plans, including
 tax benefit                                               6                          (1)         10                         15
Award of 118,000 unearned
 restricted common shares to
 employees, less 8,000 shares
 forfeited and related
 amortization                                              2                                       2          (3)             1
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993     100        115           57              17       2,296         (89)         (3)         2,493
Adjustment to beginning
 balance for change in
 accounting method                                                       262                                                262
Net income                                                                           301                                    301
Dividends:
 Preferred                                                                            (1)                                    (1)
 Common                                                                              (81)                                   (81)
Change in net unrealized
 investment gain (loss)                                                 (623)                                              (623)
Purchase of 4,334,000
 common shares for treasury                                                                     (139)                      (139)
Redemption of 1,000,000
 shares Series F Adjustable
 Rate Cumulative Preferred
 Stock                          (100)                                                                                      (100)
Issuance of 330,000 common
 shares under employee
 benefit plans, including
 tax benefit                                               1                          (2)         10                          9
Award of 147,000 unearned
 restricted common shares to
 employees, less 34,000 shares
 forfeited and related
 amortization                                             (1)                                      4          (2)             1
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994      --        115           57            (344)      2,513        (214)         (5)         2,122
Net income                                                                           345                                    345
Dividends on common stock                                                            (88)                                   (88)
Change in net unrealized
 investment gain (loss)                                                  703                                                703
Purchase of 3,910,000
 common shares for treasury                                                                     (143)                      (143)
Issuance of 732,000 common
 shares under employee
 benefit plans, including
 tax benefit                                              (6)                                     26                         20
Award of 69,000 unearned
 restricted common shares to
 employees, less 63,000 shares
 forfeited and related
 amortization                                             (1)                                      1           2              2
-------------------------------------------------------------------------------------------------------------------------------
Balance at December 31,
 1995                          $  --      $ 115         $ 50           $ 359      $2,770       $(330)        $(3)        $2,961
===============================================================================================================================
See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
                       43 | PROVIDIAN 1995 ANNUAL REPORT

Notes to Consolidated Financial Statements


Note A -- Nature of Operations

Providian Corporation (the "Company") is a leading provider of consumer financial services. Through its insurance and banking operations, the Company offers various types of insurance, consumer credit and savings deposits, and individual annuity and group pension products.

  Providian Bancorp (Bancorp) offers consumer lending and deposit products, such as credit cards, revolving credit lines, home equity loans, money market deposit accounts and certificates of deposit, nationwide through direct mail and telephone distribution channels.

  Providian Direct Insurance (PDI) provides whole and term life insurance products as well as supplemental accident and health insurance and property and casualty insurance products. PDI utilizes direct response methods, such as television, telephone and mail to reach low- to middle-income households nationwide. PDI also markets life and health insurance to enlisted military personnel, both active duty and retirees.

  Providian Agency Group (PAG) primarily offers individual life insurance products (such as whole life, interest-sensitive and term life plans) through home sales representatives. PAG markets to middle- and low-income individuals and families, primarily in rural and small-town areas throughout the Southeast and Mid-Atlantic states. PAG also leverages its insurance capabilities by marketing insurance products in partnership with third-party insurance and marketing organizations.

  Providian Capital Management (PCM) provides fixed rate and variable individual annuities as well as group traditional and synthetic guaranteed investment contracts (GICs) and payout annuities. Through the Company's insurance susidiaries, PCM markets its annuities to individuals through banks, financial planners and third-party marketing organizations. PCM also markets its fee- and spread-based group products to pension plans, banks and other organizations.

Note B -- Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) designed for shareholder reporting to measure income on a going-concern basis. Insurance and banking subsidiaries of the Company also submit financial reports to regulatory authorities based on regulatory accounting practices designed to measure solvency, which differ significantly from GAAP. Certain 1994 and 1993 amounts have been reclassified to conform with the 1995 presentation. These reclassifications had no significant effect on the Company's financial position or results of operations.

Principles of Consolidation

The consolidated financial statements include the accounts of Providian Corporation and all of its subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation.

Management's Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

  Significant estimates are utilized in the calculation of deferred policy acquisition costs, benefit reserves and allowances for uncollectible mortgage and consumer loans. It is reasonably possible that these estimates may change in the near term, thereby possibly having a material effect on the financial statements.

Investments

Debt and equity securities that are not bought and held principally for the purpose of selling them in the near term or those which are not intended to be held to maturity are classified as available for sale and are carried at fair value. Unrealized gains and losses on securities available for sale are credited or charged, net of applicable taxes and adjustments to related deferred policy acquisition costs, directly to shareholders' equity as a component of net unrealized investment gain (loss) and are recognized in income as a realized gain (loss) upon disposition of the investment.

  Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading. Trading account securities are carried at fair value with the unrealized gain or loss included as a component of investment income.

  Mortgage and consumer loans are carried at unpaid balances, net of allowances for uncollectible amounts. It is the Company's policy to discontinue the accrual of interest on mortgage loans when more than 90 days delinquent and on consumer loans when more than 180 days delinquent. Interest received on non-accrual mortgage loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Real estate taken in foreclosure is recorded at the lower of cost or fair value. Other real estate is carried at cost less depreciation, generally calculated using the straight-line method. Policy loans are carried at unpaid balances. Other long-term investments are carried at cost or on the equity method, as appropriate. Short-term investments and cash equivalents are carried at cost, which approximates market value.

  Realized gains and losses on investments sold, net of unamortized gains and losses of related hedging instruments and provisions for other than temporary impairment in the value of investments retained, are included in income. The cost of

--------------------------------------------------------------------------------
                       44 | PROVIDIAN 1995 ANNUAL REPORT
investments sold is determined on a first-in, first-out basis. Dividends on redeemable preferred stocks and interest on bonds and loans are credited to income as they accrue. Dividends on common and nonredeemable preferred stocks are credited to income on ex-dividend dates.

  Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." These Statements, which establish accounting standards for creditors when a loan is deemed impaired, are primarily applicable to the commercial loan portfolio, as large groups of smaller balance homogeneous loans such as credit card, consumer installment loans, or residential mortgages are excluded. The adoption of these Statements did not have a material effect on the Company's financial position or results of operations.

  Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under this Statement, securities are classified either as held to maturity, available for sale or trading. Upon adoption of SFAS No. 115, the Company classified substantially all of its securities as available for sale. As a result of the adoption of SFAS No. 115, the net unrealized investment gain (loss) component of shareholders' equity increased by $261,400,000. The adoption of SFAS No. 115 had no effect on net income. In accordance with the Statement, prior year financial statements were not restated to reflect the change in accounting principle.

  The Financial Accounting Standards Board issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which is effective for calendar year 1996 financial statements. This Statement requires impairment losses to be recorded on long-lived assets used in operations when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Long-lived assets held for disposal are required to be valued at the lower of the assets' carrying amount or fair value less cost to sell. SFAS No. 121 will be adopted by the Company in the first quarter of 1996 and will not have a material effect on the Company's financial position or results of operations, based on current circumstances.

Derivative Financial Instruments

The Company manages interest rate and market risk by using derivative financial instruments to adjust the overall net duration level of the portfolio or to modify the interest rate or market characteristics of the underlying assets or liabilities. For those derivative financial instruments designated and used to hedge changes in fair value of an underlying security due to changes in interest rates, Company policy requires that the correlation of the change in fair value between the derivative financial instrument and the underlying security be between 80% to 125% during the hedge period. If the correlation deviates from this range and is not expected to return to this range in the near term, Company policy requires that hedge accounting be terminated. Certain derivative financial instruments are also used to hedge interest rate risk by changing the interest characteristics of the underlying hedged asset or liability, for example, to convert an asset or liability from a fixed rate to a floating rate.

Interest Rate Swap, Cap and Floor Agreements Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payments, without an exchange of the underlying principal amount. Interest rate cap agreements involve the payment of a maximum fixed interest rate when an indexed rate exceeds that fixed rate. Interest rate floor agreements involve the payment of a minimum fixed interest rate when that rate exceeds an indexed rate. The fair values of interest rate caps, floors and swap agreements accounted for as hedges are recorded in the Consolidated Statements of Financial Condition in a manner similar to the underlying asset or liability which is being hedged. See Note D for additional information related to these interest rate swap agreements. The amounts to be paid or received as a result of these agreements are accrued and recognized in the Consolidated Statements of Income through an adjustment to investment income, benefits and claims or increase in benefit and contract reserves. Gains or losses realized on closed or terminated agreements accounted for as hedges are deferred and amortized to investment income on a constant yield basis over the expected remaining life of the hedged item, which typically approximates the term of the hedging instrument prior to its termination.

Futures and Forwards Futures and forwards are contracts which call for the delayed delivery of securities in which the seller agrees to deliver on a specified future date, a specified instrument at a specified price. The daily change in market value of forwards and futures contracts used to adjust the net duration level of the overall portfolio is recognized in realized investment losses in the Consolidated Statements of Income. The daily change in market value for futures contracts used as accounting hedges for products that provide a return based on the market performance of a designated index is included in benefits and claims in the Consolidated Statements of Income. Margin requirements on futures contracts, equal to the change in market value, usually are settled on a daily basis.

--------------------------------------------------------------------------------
                       45 | PROVIDIAN 1995 ANNUAL REPORT

Options Options are contracts that give the option purchaser the right, but not the obligation, to buy or sell, within a specified period of time, a financial instrument at a specified price. The Company generally hedges written option positions with counterbalancing futures or purchased option positions. Options are carried at market value, with realized and unrealized gains and losses recognized in income or, if the option contract qualifies as a hedge, as an adjustment to the carrying amount of the asset or liability being hedged.

Asset Securitizations

The Company actively engages in non-recourse sales of certain credit card and revolving credit line receivables through securitization. Since the receivables are sold at par value, no gains or losses are recorded at the time of the sale. Upon the sale, the underlying credit card and revolving credit line receivables, the related deferred acquisition costs and allowance for possible credit losses are removed from the Consolidated Statements of Financial Condition.

  The Company continues to service the related accounts after the receivables are securitized. The amount of credit card and revolving credit line interest income and fee revenue in excess of interest paid to the owners of the securitized assets, credit losses and other trust expenses is recognized monthly over the life of the transaction when earned and is included in consumer loan servicing fees in the Consolidated Statements of Income. Other transaction costs are deferred and amortized as a reduction of servicing fees.

  Some of the securitization transactions include credit enhancement facilities at levels determined by the rating agencies. The providers of the credit enhancement have no other recourse to the Company. The Company does not receive collateral from any party to the securitizations, nor does the Company have any risk of counterparty nonperformance.

Operating Property

Operating property, including real estate, furniture and fixtures, and data processing hardware and related systems, is recorded at cost, which, for significant additions, includes interest capitalized. These assets are depreciated or amortized over their estimated useful lives, principally using the straight-line method.

Policy and Loan Acquisition Costs

The costs of acquiring new individual life, annuity, accident and health and property and casualty insurance policies are deferred to the extent recoverable from future premiums or expected gross profits. These costs consist principally of commissions; product-related printing, mailing, and solicitation costs; and other issue and marketing-related administrative expenses. The amortization policy is explained under Premiums, Benefits and Expenses. Mortgage loan commitment fees, net of direct costs incurred for successful efforts in acquiring loans, are deferred and amortized as income over the expected life of the loan, generally seven years. The direct costs of acquiring consumer loans are netted against related credit card and credit line fees, if any, and deferred and amortized on a straight-line basis, generally over one year for credit card products and five or seven years for consumer credit line products.

Other Intangibles

The value of insurance in force purchased is an asset that is recorded in connection with the acquisition of an insurance company. The initial value is determined by an actuarial study using expected future gross profits as a measurement of the net present value of the insurance purchased, which is amortized on a constant yield basis, with the accrual of interest added to the unamortized balance using rates ranging from 6.25% to 15%. The balance is amortized over the estimated life of the insurance in force over a period not to exceed 30 years for individual life insurance, 25 years for individual accident and health insurance and 15 years for property and casualty insurance. Goodwill is amortized over a period not to exceed 40 years using the straight-line method.

Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policyholders and employee groups who generally bear the investment risk. The separate account assets and liabilities are carried at fair value. Premiums received and the accumulated value portion of benefits paid to the separate account policyholders are excluded from the amounts reported in the Consolidated Statements of Income. Fees charged on policyholders' deposits are included in other income, net.

  Certain separate accounts provide policyholders with a guaranteed return consistent with the performance of an index such as the S&P 500. These separate accounts are included in the general account assets and liabilities for GAAP purposes due to the nature of the guaranteed return. However, these products are sold and reported as separate accounts for statutory purposes.

--------------------------------------------------------------------------------
                       46 | PROVIDIAN 1995 ANNUAL REPORT

Benefit Reserves and Policyholder Contract Deposits

Traditional Life Insurance and Accident and Health Insurance Products Traditional life insurance products include those contracts with fixed and guaranteed premiums and benefits, and consist principally of whole life and term insurance policies, limited-payment life insurance policies and certain annuities with life contingencies. Accident and health insurance products include coverages for regular income during periods of hospitalization, scheduled reimbursement for specific hospital/surgical expenses and cancer treatments, and lump sum payments for accidental death or dismemberment.

  Reserves on traditional life and accident and health insurance products are calculated by using a net level premium method and assumptions, determined at the time of policy issue, as to investment yields, mortality, morbidity and withdrawals. The assumptions are based on projections of past experience and include provisions for possible unfavorable deviation. Reserves on most such individual policies are based on assumed investment yields which range from a level 3.0% for policies issued before 1951 to a rate grading from 7.5% to 5.5% for policies issued after 1980. Reserves on individual policies acquired by purchase are based on assumptions considered appropriate as of the date of purchase, with an assumed investment yield grading from 9.0% to 5.5%.

Universal Life and Investment-Type Products Universal life products include universal life and other interest-sensitive life insurance policies. Investment-type products consist primarily of guaranteed investment contracts and single premium and flexible premium annuity and life contracts.

  Benefit reserves and policyholder contract deposits on these products are determined following the retrospective deposit method and consist of policy values that accrue to the benefit of the policyholder, before deduction of surrender charges.

Interest Rate Assumptions

The weighted average assumed investment yield for policy reserves and deposits was 6.3% in 1995, 6.1% in 1994 and 6.0% in 1993.

Policy and Contract Claims

Policy and contract claims, principally related to accident and health and property and casualty insurance policies, are based on estimates of future trends in claim severity and frequency.

Banking Deposits

Banking deposits consist primarily of savings deposits, time deposits and certificates of deposit of $100,000 or more. Interest on banking deposits and related hedging instruments is reflected in the Consolidated Statements of Income in benefits and claims.

Premiums, Benefits and Expenses

Traditional Life Insurance and Accident and Health Insurance Products Premiums for individual life policies are recognized when due; premiums for accident and health and all other policies are reported as earned proportionately over their policy terms.

  Benefit claims (including an estimated provision for claims incurred but not reported), benefit reserve changes, and expenses (except those deferred) are charged to income as incurred. Deferred policy acquisition costs are charged to income over periods of 25 years or less for traditional life insurance policies and 20 years or less for accident and health policies. Amortization is determined principally by using the sum-of-the-years premium method and assumptions generally consistent with those used for computing benefit reserves.

  These practices are designed to match benefits and expenses with related premiums and thereby spread income recognition over expected policy lives.

Universal Life and Investment-Type Products Premiums for these products consist of policy charges for the cost of insurance, policy initiation, administration and surrenders during the period. Expenses include interest credited to policy account balances, net payments or receipts related to interest rate exchange agreements and benefit payments made in excess of policy account balances. Credited interest rates ranged from 4.0% to 8.0% in 1995.

  Deferred policy acquisition costs are amortized in relation to the incidence of expected gross profits, including realized investment gains and losses, over the expected life of the policies, not to exceed 25 years for universal life-type contracts and 15 years for investment-type contracts.

Federal Income Tax

Deferred income tax assets and liabilities reflect the future tax consequences of differences between the reported amounts of assets and liabilities in the accompanying financial statements and those in the Company's income tax returns.

Benefit Plans

The cost of the Company's defined benefit retirement plan is

--------------------------------------------------------------------------------
                       47 | PROVIDIAN 1995 ANNUAL REPORT
determined using the projected unit credit method, plus amortization of prior service cost and gains and losses over the expected future service period of plan participants. The Company's funding policy is to contribute amounts to the plan sufficient to meet regulatory minimum funding requirements, plus such additional amounts as it may determine appropriate from time to time. Contributions to the defined contribution retirement, profit sharing and thrift savings plans are expensed as incurred. The cost of plans providing life insurance benefits for active employees, and life and health insurance benefits for eligible retirees, is accrued generally over participants' active periods of service.

Stock Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to or greater than the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and accordingly, recognizes no compensation expense for the stock option grants.

Treasury Stock

Repurchased shares of the Company's common stock are included in treasury stock at cost. Shares issued from treasury stock under employee benefit plans and for exercise of stock options are at original cost on a last-in, first-out basis.

Net Income Per Common and Common Equivalent Share

Per common and common equivalent share amounts in the Consolidated Statements of Income have been calculated using net income after provision for dividends on nonconvertible preferred stock, divided by the weighted average number of common and common equivalent shares outstanding during the year (1995 -- 95,861,000 shares; 1994 -- 99,319,000 shares; and 1993 -- 101,132,000 shares). Fully diluted net income per common share is not presented as it approximates net income per common and common equivalent share.

Consolidated Statements of Cash Flows

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less at their time of purchase. Cash paid for interest on debt was $107,147,000, $82,370,000 and $71,470,000 in 1995, 1994 and 1993,
respectively. Cash paid for federal income taxes was $116,895,000, $230,507,000 and $154,999,000 in 1995, 1994 and 1993, respectively. Note C -- Investments

The following tables contain amortized cost and market value information on equity securities (common and nonredeemable preferred stocks) and debt securities (bonds and redeemable preferred stocks) classified as available for sale at December 31, 1995 and 1994:

                                                                   Gross       Gross
                                                      Amortized  Unrealized  Unrealized  Market
December 31, 1995                                       Cost       Gains       Losses     Value
-----------------------------------------------------------------------------------------------
(Dollars in millions)
Debt securities:
 U.S. government
  obligations                                           $   788     $ 37        $  l     $   824
States and political
  subdivisions                                              679       69          --         748
Foreign government
  obligations(a)                                            162       15          --         177
Corporate                                                 6,161      450          40       6,571
Foreign corporate(a)                                        457       41           3         495
Mortgage-backed                                           1,857       46          13       1,890
------------------------------------------------------------------------------------------------
Total debt securities                                    10,104      658          57      10,705
Equity securities                                           462        9          18         453
------------------------------------------------------------------------------------------------
Total available for sale                                $10,566     $667        $ 75     $11,158
================================================================================================

                                                                    Gross      Gross
                                                      Amortized  Unrealized  Unrealized   Market
December 31, 1994                                        Cost       Gains      Losses      Value
------------------------------------------------------------------------------------------------
(Dollars in millions)
Debt securities:
 U. S. government
  obligations                                           $   509     $  2        $ 28     $   483
 States and political
   subdivisions                                             633       19          20         632
 Foreign government
   obligations(a)                                           193       --          16         177
 Corporate                                                6,095       89         433       5,751
 Foreign corporate(a)                                       521        2          45         478
 Mortgage-backed                                          2,348        6         131       2,223
------------------------------------------------------------------------------------------------
Total debt securities                                    10,299      118         673       9,744
Equity securities                                           611        2          56         557
------------------------------------------------------------------------------------------------
Total available for sale                                $10,910     $120        $729     $10,301
================================================================================================
(a) Substantially all are U.S. dollar denominated.

  The amortized cost and market value of available for sale debt securities at December 31, 1995, by contractual maturity, follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, sometimes without call or prepayment penalties.

                                                                             Amortized   Market
December 31, 1995                                                               Cost      Value
------------------------------------------------------------------------------------------------
(Dollars in millions)
Due in one year or less                                                     $     79     $    80
Due after one year through five years                                          1,267       1,288
Due after five years through ten years                                         2,195       2,277
Due after ten years                                                            4,706       5,170
------------------------------------------------------------------------------------------------
Subtotal                                                                       8,247       8,815
Mortgage-backed securities                                                     1,857       1,890
------------------------------------------------------------------------------------------------
Total debt securities                                                        $10,104     $10,705
================================================================================================

------------------------------------------------------------------------------------------------
                              48 | PROVIDIAN 1995 ANNUAL REPORT

  Net unrealized gains (losses) on investments classified as available for sale are reduced by deferred federal income taxes and adjustments to deferred policy acquisition costs that would have been required as an adjustment to income had such gains and losses been realized. Net unrealized investment gain (loss) on available for sale securities as of December 31, 1995 and 1994 is summarized as follows:

December 31                                              1995        1994
-------------------------------------------------------------------------
(Dollars in millions)
Net unrealized investment gain (loss)
on available for sale securities before
adjustments for the following:                          $ 592       $(609)
 Amortization of deferred
  policy acquisition costs                                (40)         79
 Deferred federal income taxes                           (193)        186
-------------------------------------------------------------------------
Net unrealized investment gain (loss)
on available for sale securities                        $ 359       $(344)
=========================================================================

  Additionally, the following table shows the annual change in net unrealized investment gain (loss) and the amount of realized investment gain (loss) on debt and equity securities for the years ended December 31, 1995, 1994 and 1993:

Year Ended December 31                         1995      1994    1993
----------------------------------------------------------------------
(Dollars in millions)
Change in unrealized
 investment gain (loss)
 Available for sale:
  Debt securities                            $1,156   $(1,018)    $ 45
  Equity securities                              45       (59)      43
 Held for investment:
  Debt securities                                --        --      255
Change in unrealized
 investment gain (loss) included
 in investment income:
 Trading account securities:
  Debt securities                            $    9   $   (10)    $ --
  Equity securities                              --         1       --
Realized investment gain (loss):
  Debt securities                            $  (44)  $   (28)    $ 16
  Equity securities                              (7)       (3)      12
  Other investments                              (2)      (48)     (15)
======================================================================

  Proceeds during 1995 and 1994 from sales of available for sale securities were $4,934,071,000 and $4,862,207,000, respectively. Gross gains of $115,074,000 and
$75,804,000 and gross losses of $115,090,000 and $124,776,000 were realized on the sales of available for sale securities in 1995 and 1994, respectively. Gross gains of $4,991,000 and $21,532,000 and gross losses of $56,112,000 and
$3,418,000 were realized on related hedging instruments in 1995 and 1994, respectively. Included in the above amounts in 1995 are gross losses of $56,112,000 on futures transactions used as an economic hedge of the available for sale debt securities portfolio. Proceeds during 1993 from sales of debt securities were $11,114,981,000. Gross gains of $384,268,000 and gross losses of $45,887,000 were realized on sales of debt securities in 1993. Gross gains of $13,666,000 and gross losses of $335,928,000 on related hedging instruments were realized on those sales in 1993. Included in realized investment gain (loss) in other investments in the preceding table in 1994 is a $52,403,000 nonrecurring loss on the Company's impaired investment in Granite Partners.

  Federal income tax in 1995, 1994 and 1993 includes a benefit of $21,554,000, $31,501,000 and $1,911,000, respectively, for the tax effect of total realized losses.

  Consumer loans have been reduced by the sales, without recourse, of unsecured receivables under asset securitization plans during 1995 and 1994 of $1,583,796,000 and $525,711,000, respectively. Total unsecured receivables outstanding under securitization plans were $3,485,843,000 as of December 31, 1995. Additionally, there were $123,300,000 of unsecured receivables held for future securitization as of December 31, 1995.

  An analysis of the allowance for loan losses on consumer and mortgage loans for the years ended December 31, 1995, 1994 and 1993 is as follows:

                                      Consumer                   Mortgage
                               -----------------------    -----------------------
Year Ended December 31         1995     1994      1993    1995     1994      1993
---------------------------------------------------------------------------------
(Dollars in millions)
Balance at beginning
 of period                    $  76      $  75   $  83   $  52      $  51   $  47
Current period provision         80         50      59      16         21      34
Current period chargeoffs,
 net of recoveries              (63)       (49)    (67)    (18)       (20)    (30)
---------------------------------------------------------------------------------
Balance at end of period      $  93      $  76   $  75   $  50      $  52   $  51
=================================================================================

  Mortgage loans which have been non-income producing for the preceding twelve months were $6,349,000 and $20,700,000 at December 31, 1995 and 1994,
respectively. At December 31, 1995, the recorded investment in mortgage loans that were considered to be impaired under SFAS No. 114 was $111,500,000 with related allowances for credit losses of $17,200,000. The average recorded investment in impaired loans during 1995 was $105,400,000. For the year ended December 31, 1995, the Company recognized $6,800,000 of interest income on those impaired loans which included $6,100,000 of interest income recognized using the cash basis method of income recognition.

--------------------------------------------------------------------------------
                       49 | PROVIDIAN 1995 ANNUAL REPORT

Net Investment Income

Gross investment income, net of payments or receipts on related interest rate exchange agreements, by type of investment, and investment expenses for the years ended December 31, 1995, 1994 and 1993, were as follows:

Year Ended December 31              1995    1994    1993
--------------------------------------------------------
(Dollars in millions)
Gross investment income:
 Available for sale and
  held for investment:
   Debt securities                 $  817  $  805  $  694
   Equity securities                   44      61      30
 Trading account securities            21       4      --
 Mortgage loans                       462     399     422
 Consumer loans                       458     314     316
 Policy loans                          27      23      18
 Real estate and other long-term
  investments                          44      16      24
 Short-term investments and
  cash equivalents                     37      23      23
---------------------------------------------------------
Total                               1,910   1,645   1,527
Less investment expenses               49      50      66
---------------------------------------------------------
Investment income,
net of expenses                    $1,861  $1,595  $1,461
=========================================================

Note D -- Financial Instruments

The Company utilizes a variety of financial instruments in its asset/liability management process and to meet its customers' financing needs. The asset/liability management process focuses on the management of a variety of risks, including market (primarily interest rate risk) and credit risks. Effective management of these risks is an important determinant of profitability. Instruments used in this process and to meet the customers' financing and investing needs include derivative financial instruments, primarily interest rate swap agreements and futures contracts, and commitments to extend credit. Other derivatives, such as interest rate cap and floor agreements, options and forwards are used to a much lesser extent in the asset/liability management process. All of these instruments involve (to varying degrees) elements of market and credit risks in excess of the amounts recognized in the accompanying financial statements at a given point in time. The contract or notional values of all of these instruments reflect the extent of involvement in the various types of financial instruments.

  The Company's exposure to market risk (including interest rate risk) is the risk of market volatility and potential disruptions in the market which may result in certain instruments being less valuable. The Company monitors and controls its exposure to this risk primarily through the use of total portfolio analysis of net duration levels, a monthly mark to market process and ongoing monitoring of interest rate movements.

  The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. This exposure includes settlement risk (risk that the counterparty defaults after the Company has delivered funds or securities under the terms of the contract) which results in an accounting loss and replacement cost risk (cost to replace the contract at current market rates should the counterparty default prior to the settlement date). There is no off-balance sheet exposure to credit risk that would result in an immediate accounting loss (settlement risk) associated with counterparty non-performance on interest rate swap agreements (including caps and floors), futures, forwards and options. Interest rate swap, cap and floor agreements are subject to replacement cost risk, which equals the cost to replace those contracts in a net gain position should a counterparty default. These instruments, as well as futures, forwards and options, are subject to market risk, which is the possibility that future changes in market prices may make the instruments less valuable. Credit loss exposure resulting from non-performance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

  The credit risk on all financial instruments, whether on- or off-balance sheet, is controlled through an ongoing credit review, approval and monitoring process. The Company determines, on an individual counterparty basis, the need for collateral or other security to support financial instruments with credit risk, and establishes individual and aggregate counterparty exposure limits. In order to limit exposure associated with counterparty non-performance on interest rate exchange agreements, the Company enters into master netting agreements with its counterparties. These master netting agreements provide that, upon default of either party, contracts in gain positions will be offset with contracts in loss positions and the net gain or loss will be received or paid, respectively. Assuming every counterparty defaulted, the cost of replacing those interest rate contracts in a net gain position, after consideration of the aforementioned master netting agreements, was $116,574,000 and $6,252,000 at December 31, 1995 and 1994, respectively.

  The Company manages interest rate risk through the use of duration analysis. Duration is a key portfolio management tool and is measured for both assets and liabilities. For the simplest forms of assets or liabilities, duration is proportional to their weighted average life, with weights equal to the discounted present value of estimated cash flows. This methodology causes near-term cash flows to have a greater proportional weight than cash flows further in the future. For more complex assets and liabilities with optional cash flows, for example, callable bonds, mortgage-backed securities, or traditional insurance liabilities, additional adjustments are made in estimating an effective duration number. The Company uses derivatives as a less costly and less burdensome alternative to restructuring the underlying cash instruments to manage interest rate risk based upon the aggregate net duration level of its aggregate portfolio.

--------------------------------------------------------------------------------
                       50 | PROVIDIAN 1995 ANNUAL REPORT

  The following table provides information for each significant derivative product type. The Company uses futures contracts primarily to adjust the net duration level of the overall portfolio and to reduce market risk related to certain products that provide a return based on the market performance of a designated index. Interest rate swaps are used in the overall asset/liability management process to modify the interest rate characteristics of the underlying asset or liability. These interest rate swaps generally provide for the exchange of the difference between fixed and floating (primarily six month or less London Interbank Offered Rate (LIBOR)) interest amounts based upon an underlying notional amount. The basis swaps are contracts where the Company receives an amount based primarily upon six month or less LIBOR and pays an amount based on either a short-term Treasury or Prime rate. The following information is based on the assumption that rates will remain constant at December 31, 1995 levels. To the extent that actual rates change, the variable interest rate information will change accordingly. The following table illustrates the maturities and weighted average rates by type of derivative product held at December 31, 1995:

                                                      Maturity Schedule by Year for Derivative Products
                                                     --------------------------------------------------
                                                                                         2000-
                                                       1996    1997     1998     1999     2002    Total
--------------------------------------------------------------------------------------------------------
(Dollars in millions)

Receive Fixed Swaps
Notional value                                       $  280   $ 448   $1,149   $1,016   $1,839   $4,732
Weighted average:
 Receive rate                                          7.68%   6.40%    5.90%    6.90%    6.90%    6.66%
 Pay rate                                              5.90    5.79     5.84     5.75     5.82     5.81
Pay Fixed Swaps
Notional value                                       $   --   $  50   $  525   $    9   $   16   $  600
Weighted average:
 Receive rate                                            --    5.00%    5.83%    5.88%    5.90%    5.76%
 Pay rate                                                --    7.04     6.12     5.66     6.19     6.19
Basis Swaps
Notional value                                       $   12   $ 358   $   10   $  110   $   --   $  490
Weighted average:
 Receive rate                                         17.11%   9.89%    5.90%    5.95%      --     9.10%
 Pay rate                                              5.99    6.26     5.94     6.29       --     6.25
Other Derivative
Products (a)
Notional or
 contract value                                      $  914   $  48   $  249   $  166   $  767   $2,144
--------------------------------------------------------------------------------------------------------
Total notional or
 contract value....................................  $1,206   $ 904   $1,933   $1,301   $2,622   $7,966
========================================================================================================
Total Weighted
Average Rates
on Swaps:
 Receive rate......................................    8.06%   7.78%    5.88%    6.80%    6.89%    6.77%
 Pay rate..........................................    5.90    6.06     5.93     5.80     5.83     5.89
========================================================================================================

(a) Other derivative products include interest rate caps and floors, futures, forward rate agreements and options.

  The following table summarizes the activity by notional or contract value in derivative products for 1995, 1994 and 1993:

                          Receive    Pay Fixed/                              Other
                         Fixed/Pay      Receive                         Derivative
                          Floating     Floating     Basis     Futures     Products(a)
-----------------------------------------------------------------------------------
(Dollars in millions)

Balance at
  January 1, 1993          $ 4,807      $ 4,399     $ 463     $    97      $ 2,892
    Additions                1,858        1,856       120       7,204        1,641
    Maturities                (646)         (76)      (55)         --       (1,244)
    Terminations            (1,384)      (3,942)       (2)     (6,569)      (2,102)
-----------------------------------------------------------------------------------
Balance at
  December 31, 1993          4,635        2,237       526         732        1,187
    Additions                3,061           10       315       7,030          250
    Maturities                (555)        (281)      (33)         --         (424)
    Terminations            (3,270)      (1,699)       --      (6,499)        (258)
-----------------------------------------------------------------------------------
Balance at
  December 31, 1994          3,871          267       808       1,263          755
    Additions                1,631          541       183       4,066        1,359
    Maturities                (770)        (208)     (457)         --           (6)
    Terminations                --           --       (44)     (4,503)        (790)
-----------------------------------------------------------------------------------
Balance at
December 31, 1995          $ 4,732      $   600     $ 490     $   826      $ 1,318
===================================================================================

(a) Other derivative products include interest rate caps and floors, forward rate agreements, options and foreign currency forwards.

  During 1994 and 1993, the Company terminated or closed certain interest rate swaps which were accounted for as hedges. The net deferred gains on these agreements were $71,219,000 and $116,262,000 as of December 31, 1995 and 1994,
respectively, and are being amortized to investment income over the expected remaining life of the related investment, generally four to ten years.

  The net unrealized gain (loss) on all derivative instruments is off-balance sheet. The following table summarizes the unrealized gains and losses on derivative instruments as of December 31, 1995 and 1994:

                            Total                                    Net
                         Notional  Unrealized   Unrealized    Unrealized
December 31, 1995           Value       Gains       Losses    Gain (Loss)
------------------------------------------------------------------------
(Dollars in millions)

Receive fixed              $4,732        $134          $ 6          $128
Pay fixed                     600          --           11           (11)
Basis                         490          --            3            (3)
Other derivative
  products(a)               2,144          --            1            (1)
------------------------------------------------------------------------
Total                      $7,966        $134          $21          $113
========================================================================

--------------------------------------------------------------------------------
                       51 | PROVIDIAN 1995 ANNUAL REPORT


                            Total                                 Net
                         Notional  Unrealized  Unrealized  Unrealized
December 31, 1994           Value       Gains      Losses  Gain (Loss)
---------------------------------------------------------------------
(Dollars in millions)

Receive fixed              $3,871        $  9        $134       $(125)
Pay fixed                     267           3          --           3
Basis                         808           2           3          (1)
Other derivative
  products (a)              2,018           2           2          --
---------------------------------------------------------------------
Total                      $6,964        $ 16        $139       $(123)
=====================================================================

(a) Other derivative products include interest rate caps and floors, futures, forward rate agreements, options and foreign currency forwards.

Commitments

Consumer credit line loan commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. In addition, these commitments can be withdrawn by the Company at any time after 30 days notice, or without notice as permitted by law. It is anticipated that commitment amounts will only be partially drawn upon based on overall customer usage patterns and, therefore, do not necessarily represent future cash requirements.

  The Company has issued Trust GIC contracts to plan sponsors pursuant to the terms of which the plan sponsor retains legal title to the assets and receives the investment performance related to these contracts. The Company guarantees to provide benefit responsiveness, which may take the form of annuities, in the event that qualified plan benefit requests exceed plan cash flows. The plan sponsor agrees to reimburse the Company for such benefit payments with interest, either at a fixed or floating rate, from future plan contributions and asset cash fiows or proceeds from the future sales of plan assets. In return for this guarantee, the Company receives a premium which varies based on such elements as benefit responsive exposure and contract size. The Company thoroughly underwrites the plan(s) for the possibility of having to make benefit payments. Additionally, the plan sponsor must agree to the investment guidelines established by the Company which help to ensure appropriate credit quality and cash flow availability from plan assets. Funding requirements to date have been minimal and management does not anticipate any future funding requirements which would have a material effect on reported financial results.

  Other commitments primarily consist of agreements to lend to a customer at some future time, subject to conditions established in the contract. Since it is likely some commitments may expire or be withdrawn without being fully drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates individually each customer's creditworthiness. Collateral may be obtained, if deemed necessary, based on a credit evaluation of the counterparty. The collateral may include commercial and/or residential real estate.

  The following table summarizes the Company's commitments as of December 31, 1995 and 1994:


Year Ended December 31                              1995     1994
------------------------------------------------------------------

(Dollars in millions)
Consumer credit lines                              $ 9,121  $6,745
Trust GIC contracts                                 12,122   8,498
Other commitments                                      849   1,008
==================================================================

Concentrations of Credit Risk

The Company invests its cash and cash equivalents with major financial institutions, in U.S. government agency securities and in commercial paper of companies with strong credit ratings. The investments mature within 90 days and, therefore, are subject to little risk. The Company has not experienced credit losses related to these investments.

  The Company limits credit risk by diversifying its investment portfolio among common and preferred stocks, public and private bonds and commercial and residential mortgage loans. It further diversifies these portfolios between and within industry sectors, by geography and by property type. Credit risk is also limited by maintaining stringent underwriting standards and purchasing insurance protection in certain cases.

  In addition, the Company establishes credit approval processes, limits and monitoring procedures on an individual counterparty basis. It underwrites and originates commercial and residential loans through its insurance and banking subsidiaries. As a result, management believes that significant concentrations of credit risk do not exist.

Note E -- Fair Values of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of the amount and timing of future cash flows. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. The fair value amounts presented herewith do not include an amount for the value associated with customer or agent relationships, the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products, or other intangible items. Accordingly, the aggregate fair value amounts presented do not necessarily represent the underlying value of the Company.

  The following statement reflects fair values for those instruments specifically covered by SFAS No. 107 along with a fair value amount for those traditional insurance liabilities for which disclosure is permitted but not required; all other assets and liabilities have been reflected at their carrying amount.

--------------------------------------------------------------------------------
                       52 | PROVIDIAN 1995 ANNUAL REPORT

                                          1995                  1994
                                  --------------------  --------------------
                                              Carrying              Carrying
December 31                       Fair Value    Amount  Fair Value    Amount
----------------------------------------------------------------------------
(Dollars in millions)

Assets
Investments:
 Securities available for sale:
  Bonds and redeemable
   preferred stocks (a)              $10,705   $10,705     $ 9,744   $ 9,744
  Common and
   nonredeemable
   preferred stocks (a)                  453       453         557       557
 Trading account securities (a)          105       105         115       115
 Commercial mortgage loans             2,913     2,740       2,769     2,650
 Residential mortgage loans            3,065     3,063       2,458     2,550
 Consumer loans                        3,737     3,091       2,802     2,270
 Policy loans                            454       454         391       391
 Real estate and other
  investments (a)                        605       605         418       418
----------------------------------------------------------------------------
Total Investments                     22,037    21,216      19,254    18,695

Cash and cash equivalents (a)            708       708         573       573
Deferred policy and
 loan acquisition costs                   --     1,481          --     1,492
Value of insurance in
 force purchased                          --       256          --       273
Goodwill (a)                             214       214         222       222
Separate account assets (a)            2,070     2,070       1,353     1,353
Other assets (a)                         894       894       1,005     1,005
----------------------------------------------------------------------------
Total Assets                         $25,923   $26,839     $22,407   $23,613
============================================================================
                                          1995                  1994
                                  --------------------  --------------------
                                              Carrying              Carrying
December 31                       Fair Value    Amount  Fair Value    Amount
----------------------------------------------------------------------------
(Dollars in millions)

Liabilities
Policy liabilities:
 Benefit reserves                    $ 8,079   $ 9,503     $ 6,812   $ 8,706
 Policyholder
  contract deposits                    6,965     6,858       7,311     7,417
 Policy and contract claims and
  other policyholders' funds             384       391         374       387
----------------------------------------------------------------------------
Total Policy Liabilities              15,428    16,752      14,497    16,510

Banking deposits                       2,172     2,158       1,676     1,680
Accrued expenses and
 other liabilities (a)                 1,572     1,572       1,004     1,004
Separate account liabilities (a)       2,070     2,070       1,353     1,353
Long-term debt                           796       721         699       694
Deferred federal income tax              656       505         388       150
Derivative instruments
 relating to:
  Benefit reserves                        (8)       --          (1)       --
  Policyholder contract deposits        (101)       --         119        --
  Banking deposits                        (5)       --           6        --
  Long-term debt                           1        --          (1)       --
----------------------------------------------------------------------------
Total Liabilities                     22,581    23,778      19,740    21,391
----------------------------------------------------------------------------
Company-Obligated Mandatorily
 Redeemable Preferred
 Securities of Providian LLC (a)         100       100         100       100
----------------------------------------------------------------------------
Total Shareholders' Equity           $ 3,242   $ 2,961     $ 2,567   $ 2,122
============================================================================

(a) These balance sheet items are carried at fair value or are not covered by SFAS No. 107 and are reported at carrying amounts.

Valuation Methods and Assumptions

Bonds, Preferred Stocks and Common Stocks Fair values for debt and equity securities (including trading account securities) are based on quoted market prices, where available. For debt securities for which a quoted market price is not available, fair values are estimated using a pricing matrix or quoted prices of comparable instruments.

Commercial and Residential Mortgage Loans Fair values of commercial and residential mortgage loans are estimated utilizing discounted cash flow calculations, using current market interest rates for loans with similar terms to borrowers of similar credit quality.

Consumer Loans Fair values of consumer credit line loans are determined by discounting the estimated future cash flows, adjusted for differences in loan characteristics at rates for securities backed by similar loans. Variable rate equity lines secured by second deeds of trust with interest rate floors approximate carrying amounts plus a floor premium calculated using external market valuations.

  For variable rate loans that reprice monthly with no applicable floor and no significant change in credit risk, carrying amounts approximate fair values. The fair values of consumer loans include a value for loan servicing rights related to securitized loans.

Policy Loans The carrying amounts of policy loans approximate their fair values.

Policy Liabilities Fair values for liabilities under floating rate GICs approximate carrying amounts. Fair values for liabilities under other investment-type insurance contracts are estimated using discounted cash flow calculations, based on current interest rates for similar contracts. Fair values for liabilities under traditional insurance contracts are estimated using discounted cash flow calculations based on current interest rate and pricing assumptions. Other policy liabilities represent obligations which are anticipated to be settled in the near term where fair values approximate their carrying amounts. The fair values of policy liabilities represent the fair values of the insurance contracts as a whole which implicitly eliminates deferred policy acquisition costs and value of insurance in force purchased.

Banking Deposits The fair values for demand deposits (money market accounts and certain savings accounts) are equal to the amount payable on demand at the reporting date, that is, their carrying amount. The carrying amounts for variable rate certificates of deposit approximate their fair values. Fair values for fixed rate certificates and other fixed rate deposits are estimated using discounted cash flow calculations based on interest rates currently offered on deposits of similar remaining maturities.

Long-Term Debt  Fair values of publicly traded debt are based

-------------------------------------------------------------------------------
                       53 | PROVIDIAN 1995 ANNUAL REPORT
on quoted market prices, where available. In instances where a quoted market price is not available, fair values are based on discounted cash flow analyses by an external source, using a current borrowing rate for similar debt arrangements.

Deferred Federal Income Tax Included in this caption is a projected liability for federal income tax which may be incurred as a result of the excess of estimated fair value over reported values of the assets, liabilities and derivative instruments. This projected tax liability of $151,000,000 and $238,000,000 at December 31, 1995 and 1994, respectively, has been computed on a non-discounted basis assuming a statutory federal income tax rate of 35% for both 1995 and 1994.

Derivative Instruments Derivative instruments include interest rate swap, cap and floor agreements. Fair values for these interest rate exchange agreements are based on pricing models or formulas using current assumptions.

Note F -- Accumulated Depreciation and Amortization

Accumulated depreciation and amortization were as follows:

December 31                              1995   1994
----------------------------------------------------
(Dollars in millions)
Investment real estate                   $  3   $  3
Operating property                        214    180
Value of insurance in force purchased     271    250
Goodwill                                   96     88
====================================================

  The value of insurance in force purchased is an asset that represents the present value of future profits on business acquired. An analysis of the value of insurance in force purchased for the years ended December 31, 1995, 1994 and 1993 is as follows:

Year Ended December 31             1995    1994    1993
-------------------------------------------------------
(Dollars in millions)
Balance at beginning of period     $273    $284    $229
Additions resulting from
 acquisitions                         4      10      74
Accretion of interest during
 the year                            27      29      31
Amortization of asset               (48)    (50)    (50)
-------------------------------------------------------
Balance at end of period           $256    $273    $284
=======================================================

  Amortization of the value of insurance in force purchased in each of the following years is expected to be: 1996 -- $44,754,000; 1997 -- $42,294,000;
1998 -- $39,603,000; 1999 -- $36,494,000 and 2000 -- $33,576,000.

Note G -- Federal Income Tax

Federal income tax expense (benefit) for the years ended December 31, 1995, 1994 and 1993 consisted of the following:

Year Ended December 31      1995   1994   1993
----------------------------------------------
(Dollars in millions)
Current                     $153   $136   $193
Deferred                       2     --    (29)
----------------------------------------------
Total federal income tax    $155   $136   $164
==============================================

  The following is a reconciliation of the federal statutory income tax rate to the Company's actual effective income tax rate:

                                                    Percent of GAAP Pretax Income
                                                    -----------------------------
Year Ended December 31                              1995        1994         1993
---------------------------------------------------------------------------------
Statutory federal income tax rate                   35.0%       35.0%        35.0%
Tax-preferenced investment income                   (3.4)       (3.4)        (3.3)
Impact on deferred of enacted
 tax rate change                                      --          --          2.4
Other items, net                                     (.9)        (.7)         (.3)
---------------------------------------------------------------------------------
Effective income tax rate                           30.7%       30.9%        33.8%
=================================================================================

  Deferred tax liabilities and assets consisted of the following:

December 31                                    1995       1994
--------------------------------------------------------------
(Dollars in millions)

Deferred tax liabilities:
Deferred policy and
 loan acquisition costs                        $424       $439
Market discount on investments                   29         26
Value of insurance in force purchased            77         80
Prepaid pension asset                            33         33
Net unrealized gain on available
 for sale securities                            193         --
Other                                             6          5
--------------------------------------------------------------
Total deferred tax liabilities                  762        583

Deferred tax assets:
Policy liabilities                               76         68
Employee benefit accruals                        43         38
Loan loss reserve                                68         62
Net unrealized loss on available
 for sale securities                             --        186
Net deferred investment gains                    25         40
Other                                            45         39
--------------------------------------------------------------
Total deferred tax assets                       257        433
--------------------------------------------------------------
Net deferred tax liabilities                   $505       $150
==============================================================

  As a result of the Omnibus Budget Reconciliation Act of 1993, enacted on August 10, 1993 and made retroactive to January 1, 1993, the federal statutory income tax rate increased to 35% from 34%. The effect of the change in tax legislation increased income tax expense by $16,771,000 for the year ended December 31, 1993, including a one-time charge of $11,682,000 as a result of applying the newly enacted tax rate to deferred tax balances as of August 10, 1993, and a $5,089,000 impact on current taxes for 1993 due to the change in the statutory tax rate.

--------------------------------------------------------------------------------
                       54 | PROVIDIAN 1995 ANNUAL REPORT

  Prior to 1984, a portion of the life insurance subsidiaries' current income was not subject to current income tax and was accumulated in tax accounts known as policyholders' surplus. The total of the life insurance subsidiaries' balances accumulated in the policyholders' surplus accounts as of December 31, 1983 amounted to $256,996,000 and was frozen at that time as a result of the Tax Reform Act of 1984. Accordingly, no additions to the policyholders' surplus accounts have been made since that date. Distributions from these accounts would be subject to current income tax. At December 31, 1995, the life insurance subsidiaries could have paid (or deemed to have paid) to the Company additional dividends, subject to statutory limitations on subsidiary dividends as discussed in Note J, of approximately $1,233,994,000 before being subject to tax on any portion of the policyholders' surplus accounts. Since the Company believes that the policyholders' surplus accounts will not be subject to current income tax in the foreseeable future, no provision has been made for the related deferred income taxes of $89,949,000.

Note H -- Debt

Long-term debt consisted of the following:

December 31                                   1995   1994
---------------------------------------------------------
(Dollars in millions)
Debentures:
 Sinking Fund 8.75% due 2017                  $ 95   $ 95

Notes:
 8.95% to 9.50% medium-term
  notes due 1995, noncallable                   --     84
 8.17% to 8.97% medium-term
  notes due 1996, noncallable                   66     66
 7.043% to 9.79% medium-term
  notes due 1997, noncallable                   57     57
 8.11% to 9.35% medium-term
  notes due 1998, noncallable                   13     l3
 8.83% to 8.90% medium-term
  notes due 1999, noncallable                   70     70
 6.92% to 9.99% medium-term
  notes due 2000, noncallable                   10      5
 6.57% to 9.875% medium-term
  notes due 2001 to 2025, noncallable,
  net of unamortized discount of $9 in 1995    385    279
 10.00% medium-term notes due
  2021, callable at par in 2001                 25     25
---------------------------------------------------------
Total long-term debt                          $721   $694
=========================================================

  Aggregate maturities and sinking fund requirements of long-term debt in each of the following years are: 1996 -- $65,750,000; 1997 -- $57,500,000;
1998 --$13,000,000; 1999 -- $75,000,000 and 2000 -- $15,000,000.

  Between January 1, 1996 and February 5, 1996, the Company issued an additional $20,000,000 of medium-term notes with maturities ranging from 10 to 30 years and rates ranging from 6.31% to 7.05%.

Debentures

The 8.75% Sinking Fund Debentures are subject to an annual sinking fund beginning in 1998 and to a 10-year refunding provision, which may be reduced to the extent that the debentures are acquired through early redemption provisions or on the open market.

Revolving Credit Facility Agreements

The Company entered into a Revolving Credit Facility Agreement, with various domestic and international banks, effective June 19, 1992 with an expiration date of June 19, 1997. The agreement provides for an aggregate principal amount of $300,000,000 in unsecured borrowings with a facility fee of .125% per annum based on the commitment at the time, regardless of usage, and on the Company's senior debt ratings. The facility enables the Company to borrow on a standby basis and under competitive bid procedures. The loans bear interest based on one of the following options: fixed rates determined by the participating banks; LIBOR adjusted for a margin; LIBOR plus a margin of .25%; an adjusted certificate of deposit rate plus a margin of .375%; or the higher of the base commercial lending rate or the federal funds rate plus .50%. The above margins are based on the Company's senior debt ratings. There have been no borrowings under this agreement.

  The Company entered into a five-year Revolving Credit Facility Agreement, with various domestic and international banks, effective August 21, 1995. The agreement provides for an aggregate principal amount of $450,000,000 in unsecured borrowings with a facility fee of .10% per annum based on the commitment at the time, regardless of usage, and on the Company's senior debt ratings. The facility enables the Company to borrow on a standby basis as well as under competitive bid procedures. The loans bear interest based on one of the following options: fixed rates determined by the participating banks; LIBOR adjusted for a margin; LIBOR plus a margin of .25%; an adjusted certificate of deposit rate plus .375%; or the higher of the base commercial lending rate or the federal funds rate plus .50%. The above margins are based on the Company's senior debt ratings. This agreement replaced the Company's Syndicated Credit Facility Agreement which expired in August 1995. There have been no borrowings under this agreement.

  The Company renewed a short-term committed revolving credit facility effective October 10, 1995 having an initial 364 day term that may be renewed annually. The unsecured agreement provides for an aggregate principal amount of $100,000,000 with a facility fee of .08% per annum on the daily average balance. The borrowings bear interest based upon one of the following options: higher of the federal funds rate plus .25% or the base commercial lending rate; LIBOR plus
 .225%; or an adjusted certificate of deposit rate plus .35%. There have been no borrowings under this facility.

Revolving Credit Agreement

--------------------------------------------------------------------------------
                       55 | PROVIDIAN 1995 ANNUAL REPORT

Certain subsidiaries of Providian Bancorp, Inc., a wholly-owned subsidiary of the Company, maintain a revolving credit agreement with various domestic and international banks. The agreement, which was amended and restated on October 10, 1995, provides for an aggregate principal amount of $800,000,000, with a facility fee of .125% or .15% per annum of the total commitment amount, determined on the basis of Providian Bancorp's consolidated tangible capital. Revolving credit loans under the agreement bear interest based on one of the following options: greater of the federal funds rate plus .50% or the prime commercial lending rate of the agent bank; LIBOR plus .175%, or a competitive bid option rate. The agreement expires October 10, 1998, with an optional one-year extension. At December 31, 1995 and 1994, outstanding borrowings under the agreement were $321,000,000 and $235,000,000, respectively.

Summary of Short-Term Borrowings

In addition to the credit facilities previously discussed, the Company may use other borrowing sources, such as commercial paper, federal funds purchased, repurchase agreements and bank notes, to meet its short-term financing needs. The following table summarizes all outstanding short-term borrowings (included in accrued expenses and other liabilities in the Consolidated Statements of Financial Condition) and the weighted average interest rate on those borrowings as of December 31, 1995 and 1994:

                                     1995                1994
                               -------------------------------------
                                        Weighted            Weighted
                                         Average             Average
                                        Interest            Interest
December 31                    Balance      Rate   Balance      Rate
--------------------------------------------------------------------
(Dollars in millions)

Commercial paper                  $ 50      5.85%     $ 50     6.14%
Borrowings under
 Providian Bancorp:
  Revolving credit agreement       321      6.03       235     6.41
  Federal funds purchased          336      5.73       198     6.03
  Bank notes                       190      5.82        --       --
====================================================================

Note I -- Company-Obligated Mandatorily Redeemable
Preferred Securities of Providian LLC

In May 1994, Providian LLC was formed and capitalized through the purchase of common shares by the Company. Providian LLC exists solely for the purpose of issuing preferred and common shares and lending the proceeds to the Company. The notes receivable from the Company that result from such loans constitute the only material assets of Providian LLC. On May 12, 1994, Providian LLC completed the issuance of 4,000,000 shares of Cumulative Monthly Income Preferred Stock
(MIPS) at $25 per share to replace the Company's Adjustable Rate Cumulative Preferred Stock, Series F, which had been redeemed (see Note J). The MIPS are redeemable at the option of Providian LLC (with the Company's consent) in whole or in part on or after May 31, 1999 at a redemption price of $25 per share plus accumulated and unpaid dividends. Upon liquidation of Providian LLC, the holders of the MIPS are entitled to $25 per share plus accumulated and unpaid dividends. The MIPS pay monthly dividends at an annual rate of 8.875%. The Company has unconditionally guaranteed all legally declared and unpaid dividends of Providian LLC.

Note J -- Shareholders' Equity and Restrictions

Common Stock

During 1995 and 1994, the Company announced plans to repurchase a total of 9.5 million shares of the Company's common stock on the open market. Through December 31, 1995, the Company repurchased 8,244,000 shares (3,910,000 shares in 1995 and 4,334,000 shares in 1994) at an aggregate cost of $281,990,000 ($143,199,000 in 1995 and $138,791,000 in 1994). Between January 1, 1996 and
February 5, 1996, the Company repurchased an additional 639,000 shares at an aggregate cost of $27,017,000.

Preferred Stock

The Company has 6,000,000 shares of preferred stock authorized for issuance. At December 31, 1995, there were 5,453,000 shares of preferred stock available for issuance. The remaining 547,000 shares of preferred stock are held by Commonwealth Life Insurance Company, a wholly-owned subsidiary of the Company, and are eliminated from the Consolidated Statements of Financial Condition.

  On March 2, 1994, the Company redeemed, at face value, all 1,000,000 shares of its Series F, Adjustable Rate Cumulative Preferred Stock, at $100 per share plus accrued and unpaid dividends through the date of redemption.

  Effective June 16, 1993, each of the remaining 1,068,000 outstanding shares of Series J, Junior Noncumulative Preferred Stock was exchanged for 5.55 shares of the Company's common stock and all rights of the holders of Series J preferred stock, including the right to receive dividends, were terminated.

Shareholder Rights Plan

The Company adopted in 1987 a Shareholder Rights Plan designed to deter those takeover initiatives deemed not to be in the best interest of its shareholders. Under the Plan, as amended on November 4, 1992, a Common Share Purchase Right (Right) with an exercise price of $75 is attached to each outstanding share of the Company's common stock. The Rights detach and become exercisable when any person or group acquires 20% or more (or announces a tender offer for 20% or more) of the Company's common stock, at which time each Right (other than those held by the acquiring company) will entitle the holder to purchase that number of shares of common stock of the Company with a market value of two times the exercise price. If the Company is acquired in a merger or other business combination or 50% or more of its consolidated assets or earning power are sold, each Right will entitle the holder to purchase that number of shares of stock of the acquiring company at the

--------------------------------------------------------------------------------
                       56 | PROVIDIAN 1995 ANNUAL REPORT
exercise price having a market value of two times that price.

  The Rights, which expire December 15, 1999, are redeemable by action of the Board of Directors at a price of $.01 per Right at any time prior to their becoming exercisable.

Statutory Limitations on Subsidiary Dividends

The Company's insurance subsidiaries are subject to limitations on the payment of dividends to the Company. Generally, dividends during any year may not be paid, without prior regulatory approval, in excess of the lesser of (and with respect to life and health subsidiaries in the state of Missouri, in excess of the greater of): (a) 10% of the insurance subsidiaries' statutory surplus as of the preceding December 31; or (b) the insurance subsidiaries' statutory gain from operations for the preceding year. The banking subsidiaries' payment of dividends are restricted by certain risk weighted capital requirements and required regulatory approval for dividends in excess of the current and prior two year's earnings. These subsidiaries were in compliance with those requirements at December 31, 1995.

  The following table is a comparison of subsidiaries' statutory net income and consolidated GAAP net income. Statutory shareholders' equity for the insurance subsidiaries consisted of capital and surplus of $63,933,000 and $1,144,622,000, respectively, in 1995 and $28,678,000 and $1,156,260,000, respectively, in 1994.
In converting to GAAP, typical adjustments to insurance statutory amounts include: (a) costs of acquiring new policies are deferred and amortized over the premium-paying period or in relation to the incidence of expected gross profits;
(b) benefit reserves are calculated using more realistic investment, mortality and withdrawal assumptions; (c) deferred income taxes are provided; (d) acquisitions accounted for as purchases recognize the fair value of assets and liabilities acquired; and (e) statutory non-admitted assets are restored for GAAP. In converting to GAAP for banking purposes, the direct costs of acquiring consumer loans are deferred and amortized over one, five or seven years, depending on the product and loan servicing income deferred in trust receivables.

Year Ended December 31                               1995    1994    1993
-------------------------------------------------------------------------
(Dollars in millions)

Statutory gain (loss) from insurance operations:
Life insurance companies                            $ 205   $ 186   $ 165
Property and casualty insurance companies               1      (2)      9
-------------------------------------------------------------------------
Total statutory gain from insurance operations        206     184     174
Realized investment loss, net of tax                   (3)    (24)     (6)
-------------------------------------------------------------------------
Total insurance statutory net income                  203     160     168
Banking net income                                    117     101     128
-------------------------------------------------------------------------
Total statutory net income                          $ 320   $ 261   $ 296
-------------------------------------------------------------------------
Consolidated GAAP net income                        $ 345   $ 301   $ 323
=========================================================================

  The Company believes that contractual and statutory limitations impose no practical restrictions on the Company's dividend and common stock repurchase plans.

Note K -- Commitments and Contingencies

Leases

At December 31, 1995, future minimum rental commitments under noncancellable leases aggregated $86,174,000 through 2012 for office space and aggregated $10,790,000 through 2001 for data processing and other equipment. Total payments under these commitments in each of the following years are: 1996 -- $17,150,000; 1997 -- $13,358,000; 1998 -- $10,698,000; 1999 -- $8,732,000 and 2000 --
$5,708,000. The leases contain no significant restrictions or obligations, and capital leases included are not material.

Reinsurance and Underwriting Risk

To limit risk, the Company retains no more than $1,000,000 of life insurance and $250,000 of accidental death benefits for any single life. Excess coverages are reinsured externally, and at December 31, 1995, amounted to approximately 5.8% of total life insurance in force. The Company would become liable for the reinsured benefits if the reinsurers could not meet their obligations.

  Underwriting standards for individual life policies generally require evidence of insurability. If applications involving substandard risks are accepted, higher premiums are charged or coverage is limited. Other coverages may be written without evidence of insurability, with product design, pricing or other requirements compensating for the higher level of anticipated claims.

  Effective June 30, 1995, the Company entered into a coinsurance agreement with North American Security Life (NASL). This agreement coinsures existing deposits of NASL's fixed annuities and the fixed account portion of their variable annuity product business. In addition, this agreement includes prospective coinsurance of additional annual fixed annuity deposits from the future sales of NASL's fixed and variable annuities. Under the agreement, the Company received cash and invested assets in exchange for its coinsurance of more than $720 million of fixed annuity deposits. At December 31, 1995, there were $729 million of fixed annuity deposits outstanding which were coinsured by the Company.

Legal Proceedings

In the normal course of business, the Company and its subsidiaries are parties to a number of lawsuits. Management believes that these suits will be resolved with no material financial impact on the Company.
--------------------------------------------------------------------------------
                       57 | PROVIDIAN 1995 ANNUAL REPORT

Note L -- Benefit Plans

The Company has a defined benefit pension plan covering most of its full-time employees. The plan is non-contributory and provides benefits that are based on employees' years of service and highest consecutive five-year average compensation during the last ten years of employment. Employee groups not participating in the defined benefit pension plan are covered by a defined contribution retirement plan. In addition, the Company has a thrift savings plan which provides for partial employer matching of participant contributions. The Company and its subsidiaries also provide certain life insurance and health care benefits, including benefits to eligible retirees. Retiree medical insurance was discontinued for those employees retiring after June 1, 1989.

Note M -- Stock Ownership and Stock Option Plans

The Providian Corporation Stock Ownership Plan (the "Plan") provides for the award of up to 2,000,000 shares of the Company's common stock (subject to certain adjustments) on a nonrestricted or restricted basis. Under the Plan, a portion of key salaried employees' incentive awards (and non-employee directors' compensation) may be paid in nonrestricted shares of the Company's common stock and matched with an award of restricted shares. Recipients of all stock awards have the right to vote their respective shares and to receive cash dividends. Nonrestricted stock can be withdrawn after the grant date, subject to forfeiture of the matching restricted shares. Restricted stock cannot be sold or transferred by the recipient prior to the vesting period, which is three years for 50% of the shares and six years for the remaining shares. During 1995, there were 69,000 shares (145,000 shares and 78,000 shares in 1994 and 1993, respectively) issued under the Plan which were nonrestricted and 69,000 shares (147,000 shares and 78,000 shares in 1994 and 1993, respectively) which were restricted. At December 31, 1995, there were 1,505,000 shares available for future award. Unearned compensation under the Plan is recorded as Unearned restricted stock in the Consolidated Statements of Financial Condition and is being amortized over the vesting period.

  The Company has a stock option plan for key salaried employees which authorizes the Board of Directors to grant, before May 5, 2005, options to purchase a total of 4,500,000 shares of common stock and related stock appreciation rights, subject to various terms, at not less than fair market value. Generally, the options granted become exercisable at the rate of one-third per year beginning one year after the date granted, and must be exercised not later than ten years after the grant date. During 1994, certain options were granted to senior management at a price in excess of the fair market value on the date of grant. These options granted become exercisable one year after the date granted and must be exercised not later than seven years after the grant date. At December 31, 1995, there were 2,661,000 shares available for future grant (3,492,000 shares and 1,549,000 shares in 1994 and 1993, respectively) and options for 2,747,000 shares were exercisable (2,108,000 shares and 1,682,000 shares in 1994 and 1993, respectively). Plan activity for the most recent three years follows:

                                                 Number of    Option Price
                                                   Options       Per Share
--------------------------------------------------------------------------
Outstanding at January 1, 1993                   3,043,580   $ 9.08-$31.91
  Granted                                          698,700    38.31- 43.06
  Exercised                                       (575,577)    9.08- 31.78
  Canceled or forfeited                           (162,090)   10.63- 43.06
--------------------------------------------------------------------------
Outstanding at December 31, 1993                 3,004,613    12.53- 43.06
  Granted                                        1,688,475    30.75- 40.88
  Exercised                                       (189,617)   12.69- 31.78
  Canceled or forfeited                           (171,449)   21.75- 43.06
--------------------------------------------------------------------------
Outstanding at December 31, 1994                 4,332,022    12.53- 43.06
  Granted                                        1,015,000    36.25- 40.88
  Exercised                                       (694,193)   12.53- 31.78
  Canceled or forfeited                           (432,634)   31.50- 43.06
--------------------------------------------------------------------------
Outstanding at December 31, 1995                 4,220,195   $14.84-$43.06
==========================================================================

Note N -- Segment Information

The operations of the Company and its subsidiaries have been classified into five business segments as follows: Providian Bancorp, Providian Direct Insurance, Providian Agency Group, Providian Capital Management and Corporate and Other. These segments reflect the management structure of the organization, and are distinguished by products and/or marketing methods.

  See business segment information on pages 21 and 23 through 30 for revenues, income before federal income tax and assets for each of the three years in the period ended December 31, 1995.

  Segment revenues include: premiums and other considerations, including amounts assessed for mortality coverage, contract administration, initiation or surrender; net investment income; consumer loan servicing fees; and other income, net.

  Net investment income, on a fully taxable equivalent basis, reflects a charge to the business segments and income to corporate for capital employed to support the operations of each segment. Net investment income is then allocated to the product lines of each segment based on policy liabilities. Expenses are charged to pretax segment income (and within business segments to product lines) as incurred, or are allocated on bases considered reasonable; however, other acceptable methods of allocation might produce different results.

  Capital expenditures and depreciation expense are not material and, consequently, are not reported.

--------------------------------------------------------------------------------
                       58 | PROVIDIAN 1995 ANNUAL REPORT

                               GRAPHICS APPENDIX


1. Page 18 of Management's Discussion and Analysis in the 1995 Annual Report contains a stacked bar chart reflecting the Pretax Operating Earnings by each Business Segment for the years ended December 31, 1993 through 1995. Total pretax operating earnings appear at the top of each bar.

2. Page 19 of Management's Discussion and Analysis in the 1995 Annual Report contains a stacked bar chart reflecting the Revenues by Business Segment for the years ended December 31, 1993 through 1995. Total revenues appear on the top of each bar.

3. Page 32 of Management's Discussion and Analysis in the 1995 Annual Report contains a pie chart reflecting the percentage Distribution of Insurance Invested Assets by investment type at December 31, 1995. The legend contains the dollar amount of each investment in millions as well as total insurance invested assets.

4. Page 32 of Management's Discussion and Analysis in the 1995 Annual Report contains a pie chart reflecting the percentage Distribution of Pubic and Private Bonds by Industry Type t December 31, 1995. The legend contains the dollar amount of each industry sector in ,millions as well as total public and private bonds.

5. Page 33 of Management's Discussion and Analysis in the 1995 Annual Report contains a pie chart reflecting the percentage of total Commercial Mortgage Loans by Geographic Location based on ACLI defined regions at December 31, 1995. The legend contains the dollar amount by region in millions as well as total commercial mortgage loans.

6. Page 34 of Management's Discussion and Analysis in the 1995 Annual Report contains a pie chart reflecting the percentage of total Commercial Mortgage Loan Principal Balance by Property Type at December 31, 1995. The legend contains the dollar amount by property type in millions as well as total commercial mortgage loans.

7. Page 34 of Management's Discussion and Analysis in the 1995 Annual Report contains a pie chart reflecting the percentage of total Residential Mortgage Loans by Geographic Location based on ACLI defined regions at December 31, 1995. The legend contains the dollar amount by region in millions as well as total residential mortgage loans.